UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2018

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date August 13, 2018	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or the appropriate course of action, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other appropriate independent advisers.

If you have sold or transferred all your shares in China Eastern Airlines Corporation Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities.

(1) PROPOSED NON-PUBLIC ISSUANCE OF A SHARES AND

NON-PUBLIC ISSUANCE OF H SHARES UNDER A SPECIFIC MANDATE;

(2) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION;

(3) PROPOSED AMENDMENTS TO THE RULES FOR THE MEETING OF THE BOARD OF DIRECTORS; AND

(4) PROPOSED AMENDMENTS TO THE RULES FOR THE MEETING OF THE SUPERVISORY COMMITTEE

Capitalised terms used in this cover page shall have the same meanings as those defined in the section headed “Definitions” of this circular.

The EGM will be held at 9:00 a.m. on Thursday, 30 August 2018, and the A Shareholders Class Meeting and the H Shareholders Class Meeting will be held at 10:00 a.m. on Thursday, 30 August 2018 at Four Seasons Hall, 2/F, Shanghai International Airport Hotel (上海國際機場賓館二樓四季廳). A notice of the EGM and a notice of the H Shareholders Class Meeting, containing the resolutions to be considered at the EGM and the H Shareholders Class Meeting, have been despatched by the Company on 14 July 2018. Applicable proxy forms and attendance slips of the EGM and the H Shareholders Class Meeting have been despatched by the Company on 14 July 2018.

If you are not able to attend the EGM, the H Shareholders Class Meeting and/or to vote at the meetings, you are requested to complete and return the proxy forms in accordance with the instructions printed thereon as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the EGM and the H Shareholders Class Meeting (or any adjournment thereof) to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

Completion and return of the proxy forms will not affect your rights to attend in person and vote at the EGM and the H Shareholders Class Meeting (or any adjournment thereof), should you so wish.

13 August 2018

CONTENTS

		Page

Definitions		1

Letter from the board		4

I.	Introduction	5

II.	Proposed Non-public Issuance of A Shares and Non-public Issuance of H Shares under a Specific Mandate	5

III.	Proposed Amendments to the Articles of Association, the Rules for the Meeting of the Board of Directors and the Rules for the Meeting of the Supervisory Committee	25

IV.	EGM and Class Meetings	26

V.	Responsibility Statement	26

VI.	Recommendations	27

VII.	Other Information	27

Appendix I Analysis and Discussion on the Impact of the Non-public Issuance of A Shares on the Company by the Board		28

Appendix II Feasibility Analysis on the Use of Proceeds Raised from the Non-public Issuance of A Shares by China Eastern Airlines Corporation Limited in 2018		31

Appendix III Report on the Use of Proceeds of the Previous Fund Raising Activities by China Eastern Airlines Corporation Limited as of 31 March 2018		43

Appendix IV Dilution of Current Returns by the Non-public Issuance and Remedial Measures by China Eastern Airlines Corporation Limited		56

Appendix V Future Plan for Return to the Shareholders for the Coming Three Years (2018–2020) of China Eastern Airlines Corporation Limited		70

Appendix VI Proposed Amendments to the Articles of Association		73

Appendix VII Proposed Amendments to the Rules for the Meeting of the Board of Directors		75

Appendix VIII Proposed Amendments to the Rules for the Meeting of the Supervisory Committee		76

— i —

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share Subscribers”	means Juneyao Airlines, JuneYao Group and/or its designated subsidiaries and Structural Reform Fund

“A Share Subscription Agreement”	means the three conditional share subscription agreements in respect of the Non-public Issuance of A Shares entered into between the Company and Juneyao Airlines, JuneYao Group and Structural Reform Fund on 10 July 2018, respectively, pursuant to which, Juneyao Airlines, JuneYao Group and/or its designated subsidiaries and Structural Reform Fund will subscribe for not more than 342,465,753 A Shares, 1,000,000,000 A Shares and 273,972,602 A Shares, respectively

“A Shareholders”	means the holders of A Shares

“A Shareholders Class Meeting”	means the class meeting of the Company to be convened for the A Shareholders on 30 August 2018 to consider, and if thought fit, approve (among others) the Non-public Issuance of A Shares and the Non-public Issuance of H Shares

“A Shares”	means the ordinary shares issued by the Company, with a RMB denominated par value of RMB1.0 each, which are subscribed for and paid up in RMB and are listed on the Shanghai Stock Exchange

“Articles of Association”	means the articles of association of the Company (as amended from time to time)

“Board”	means the board of directors of the Company

“CEA Holding”	means China Eastern Air Holding Company Limited (中國東方航空集團有限公司), the controlling Shareholder and a connected person of the Company

“CES Global”	means CES Global Holdings (Hong Kong) Limited (東航國際控股（香港）有限公司), a subsidiary of CEA Holding and a substantial Shareholder and connected person of the Company

“Class Meetings”	means the A Shareholders Class Meeting and H Shareholders Class Meeting

“Company”	means China Eastern Airlines Corporation Limited, a joint stock limited company incorporated in the PRC with limited liability, whose H Shares, A Shares and American depositary shares are listed on the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“CSRC”	means China Securities Regulatory Commission

DEFINITIONS

“Directors”	means the directors of the Company

“EGM”	means the extraordinary general meeting of the Company to be convened on 30 August 2018 to consider, and if thought fit, approve (among others) the Non-public Issuance of A Shares and the Non-public Issuance of H Shares

“Juneyao Airlines”	means Juneyao Airlines Co., Ltd. (上海吉祥航空股份有限公司), a joint stock limited company incorporated in the PRC with limited liability, whose A shares are listed on the Shanghai Stock Exchange (A share stock code: 603885)

“JuneYao Group”	means Shanghai Juneyao (Group) Co., Ltd. (上海均瑤(集團)有限公司), the controlling shareholder of Juneyao Airlines

“H Share Subscribers”	means Juneyao Airlines and/or its designated controlled subsidiaries

“H Share Subscription Agreement”	means the conditional share subscription agreement in respect of the Non-public Issuance of H Shares entered into between the Company and Juneyao Airlines on 10 July 2018, pursuant to which, the H Share Subscribers will subscribe for not more than 517,677,777 H Shares

“H Shareholders”	means the holders of H Shares

“H Shareholders Class Meeting”	means the class meeting of the Company to be convened for the H Shareholders on 30 August 2018 to consider, and if thought fit, approve (among others) the Non-public Issuance of A Shares and the Non-public Issuance of H Shares

“H Shares”	means the ordinary shares issued by the Company, with a RMB denominated par value of RMB1.0 each, which are subscribed for and paid up in a currency other than RMB and are listed on the Hong Kong Stock Exchange

“HK$”	means Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	means the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	means the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Hong Kong Stock Exchange”	means The Stock Exchange of Hong Kong Limited

“Hong Kong Trading Days”	means a day on which the Hong Kong Stock Exchange is open for trading of shares

DEFINITIONS

“Latest Practicable Date”	means 8 August 2018, being the latest practicable date of ascertaining certain information included herein before the printing of this circular

“Non-public Issuance of A Shares”	means the proposed issuance of not more than 1,616,438,355 A Shares of the Company, details of which are set out in the section headed “Non-public Issuance of A Shares” in this circular

“Non-public Issuance of H Shares”	means the proposed issuance of not more than 517,677,777 H Shares of the Company, details of which are set out in the section headed “Non-public Issuance of H Shares” in this circular

“PRC”	means the People’s Republic of China, which for the purpose of this circular only, excludes Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

“RMB”	means Renminbi, the lawful currency of the PRC

“SASAC”	means State-owned Assets Supervision and Administration Commission of the State Council

“Shanghai Listing Rules”	means the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange

“Shanghai Trading Days”	means a day on which the Shanghai Stock Exchange is open for trading of shares

“Shareholder(s)”	means the shareholder(s) of the Company

“Structural Reform Fund”	means China Structural Reform Fund Corporation Limited (中國國有企業結構調整基金股份有限公司)

“%”	means per cent

LETTER FROM THE BOARD

Directors: Liu Shaoyong Ma Xulun Li Yangmin Gu Jiadan Tang Bing Tian Liuwen Yuan Jun Li Ruoshan Ma Weihua Shao Ruiqing Cai Hongping

(Chairman) (Vice Chairman, President) (Director, Vice President) (Director)

(Director, Vice President) (Director, Vice President) (Employee Representative Director)

(Independent non-executive Director)

(Independent non-executive Director)

(Independent non-executive Director)

(Independent non-executive Director)

Legal address:

66 Airport Street

Pudong International Airport

Shanghai

PRC

Head office:

5/F, Block A2

Northern District, CEA Building

36 Hongxiang 3rd Road

Minhang District, Shanghai, PRC

Principal place of business in Hong Kong:

Unit D, 19/F.

United Centre

95 Queensway

Hong Kong

Hong Kong share registrar and transfer office:

Hong Kong Registrars Limited

Rooms 1712–1716, 17th Floor

Hopewell Centre

183 Queen’s Road East

Wanchai

Hong Kong

13 August 2018

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED NON-PUBLIC ISSUANCE OF A SHARES AND

NON-PUBLIC ISSUANCE OF H SHARES UNDER A SPECIFIC MANDATE;

(2) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION;

(3) PROPOSED AMENDMENTS TO THE RULES FOR THE MEETING OF

THE BOARD OF DIRECTORS; AND

(4) PROPOSED AMENDMENTS TO THE RULES FOR THE MEETING OF

THE SUPERVISORY COMMITTEE

LETTER FROM THE BOARD

I.	INTRODUCTION

Reference is made to the announcement of the Company dated 10 July 2018.

At the meeting of the Board held on 10 July 2018, the Board resolved to convene the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting, to obtain approvals of the Shareholders, the A Shareholders and the H Shareholders in respect of the Non-public Issuance of A Shares and Non-public Issuance of H Shares under a specific mandate.

The purpose of this circular is to give you information on resolutions to be proposed at the EGM and the Class Meetings, to approve (among others) (1) the proposed Non-public Issuance of A Shares and Non-public Issuance of H Shares under a specific mandate; (2) the proposed amendments to the Articles of Association; (3) the proposed amendments to the Rules for the Meeting of the Board of Directors; and (4) the proposed amendments to the Rules for the Meeting of the Supervisory Committee, and to give recommendations to the Board, to enable you to make an informed decision on whether to vote for or against the proposed resolutions at the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting (as the case may be).

II.	PROPOSED NON-PUBLIC ISSUANCE OF A SHARES AND NON-PUBLIC ISSUANCE OF H SHARES UNDER A SPECIFIC MANDATE

The Company proposes the Non-public Issuance of A Shares and Non-public Issuance of H Shares under a specific mandate. The Non-public Issuance of A Shares and Non-public Issuance of H Shares are subject to, among others, the approval of Shareholders at the EGM, and the approval of A Shareholders and H Shareholders at their respective A Shareholders Class Meeting and H Shareholders Class Meeting by way of special resolutions. Apart from the approval of Shareholders at the EGM and the approval of A Shareholders and H Shareholders at the respective A Shareholders Class Meeting and H Shareholders Class Meeting, the Non-public Issuance of A Shares and the Non-public Issuance of H Shares shall also be subject to the approval of the CSRC, the SASAC, the Civil Aviation Administration of China (if required) and/or the East China Regional Administration of the Civil Aviation Administration of China.

1.	Detailed Proposal of the Non-Public Issuance of A Shares and the Non-Public Issuance of H Shares

1.1.	Non-public Issuance of A Shares

1.1.1	Issuance proposal

Detailed proposal of the Non-public Issuance of A Shares of the Company is as follows:

(1)	Type and nominal value of shares to be issued

The A Shares to be issued under non-public issuance are domestically listed ordinary shares (A Shares) denominated in RMB, with par value of RMB1.00 each.

LETTER FROM THE BOARD

(2)	Method of issuance

The Non-public Issuance of A Shares is undertaken by way of non-public issuance to specific subscribers. The Company will issue shares to specific subscribers at an appropriate timing within the validity period upon obtaining the approval of the CSRC.

(3)	Method of subscription

The subscribers of the Non-public Issuance of A Shares will make one-off subscription in cash.

(4)	Price benchmark date, pricing principles and issue price

The price benchmark date of the Non-public Issuance of A Shares shall be the first day of the issue period. The issue price, being the subscription price for the A Share Subscribers, shall be the average trading price (rounded up to the nearest two decimal places) of the A Shares of the Company for the 20 Shanghai Trading Days preceding the price benchmark date or the latest audited net assets per share attributable to holders of ordinary shares of the Company as of the price benchmark date, whichever is higher.

Specifically, the average trading price of the A Shares for the 20 Shanghai Trading Days preceding the price benchmark date = total trading amount of A Shares of the Company for the 20 Shanghai Trading Days preceding the price benchmark date / total trading volume of A Shares of the Company for the 20 Shanghai Trading Days preceding the price benchmark date. In the event that the Company distributes dividends, grants bonus shares, allots shares, converts capital reserve into share capital or carries out any other ex-right or ex-dividend activities causing any adjustment in the share prices for the 20 Shanghai Trading Days, the trading prices for the Shanghai Trading Days before such adjustment shall be calculated on the basis of the adjusted price caused by the ex-right or ex-dividend activities.

In the event that the Company distributes dividends, grants bonus shares, allots shares, converts capital reserve into share capital or carries out any other ex-right or ex-dividend activities during the period commencing from the balance sheet date of the latest audited financial reports as of the price benchmark date to the issuance date, adjustments shall be made to the above net assets per share attributable to holders of ordinary shares of the Company accordingly. In the event that the Company distributes dividends, grants bonus shares, allots shares, converts capital reserve into share capital or carries out any other ex-right or ex-dividend activities during the period commencing from the price benchmark date of the Non-public Issuance of A Shares to the issuance date, the issue price shall be adjusted on ex-right or ex- dividend basis.

LETTER FROM THE BOARD

The final issue price of A Shares under the Non-public Issuance of A Shares shall be determined by the Board or its authorized person(s), under the authorization granted at the EGM and Class Meetings, with the sponsor (the lead underwriter) of the Non-public Issuance of A Shares pursuant to the requirements of relevant laws and regulations and regulatory departments after being approved by the CSRC.

Under whatever circumstances, the issue price of the shares to be issued under the Non-public Issuance of A Shares shall not be lower than the latest audited net assets per share attributable to holders of ordinary shares of the Company as of the price benchmark date. As of 31 December 2017, the audited net asset per share attributable to holders of ordinary shares of the Company amounted to RMB3.67 per share. For illustrative purposes only, the minimum issue price of the shares under the Non-public Issuance of A Shares, being RMB3.67 per A Share, represents a discount of approximately 32% to the closing price of the A Shares of the Company on the Shanghai Stock Exchange on the Latest Practicable Date, being RMB5.41 per A Share.

The net price of each new A Share to be issued under the Non-public Issuance of A Shares will be determined and disclosed upon completion of the Non-public Issuance of A Shares and the determination of the relevant expenses incurred or to be incurred in relation to the Non-public Issuance of A Shares in accordance with the requirements of the Hong Kong Listing Rules.

(5)	Subscribers and number of shares to be issued

The subscribers of the Non-public Issuance of A Shares are Juneyao Airlines, JuneYao Group and/or its designated subsidiaries and Structural Reform Fund.

Juneyao Airlines primarily engages in the business of air transportation of passengers and cargo, covering domestic (including Hong Kong, Macau and Taiwan) air transportation of passengers and cargo, international air transportation of passengers and cargo and catering services, etc. The controlling shareholder of Juneyao Airlines is JuneYao Group and the de facto controller of Juneyao Airlines is Mr. Wang Junjin.

JuneYao Group is a modern service conglomerate that primarily engages in enterprise investment. The major operations that it actually engages in are enterprise investment and project investment. Through its subordinate companies, it engages in various businesses covering five segments, namely air transportation, financial services, modern consumption, education services and technology and innovation. Both the controlling shareholder and de facto controller of JuneYao Group is Mr. Wang Junjin.

LETTER FROM THE BOARD

Structural Reform Fund is a “state-level” fund approved and named by the Premier of the State Council. It upholds significant missions such as optimising the structural reform of state-owned economy, improving industry concentration and enhancing the operational efficiency of state-owned capital. The fund focuses on the provision of support to projects such as industry optimization, transformation and upgrade, professional consolidation and international operation central of state-owned enterprises and key state-owned enterprises. It serves as a professional investment platform for supply-side structural reform in the state, promoting transformation and upgrade of central state-owned enterprises and key state-owned enterprises and encouraging a structural-reformed market operation. The controlling shareholder of Structural Reform Fund is China Chengtong Holdings Group Limited (中國誠通控股集團有限公司) and the de facto controller of Structural Reform Fund is the SASAC.

To the best knowledge, information and belief of the Directors having made all reasonable enquiry, the above A Share Subscribers and their ultimate beneficial owners are third parties independent of the Company and connected persons of the Company under the Hong Kong Listing Rules.

The number of shares to be issued under the Non-public Issuance of A Shares shall be not more than 1,616,438,355 shares (1,616,438,355 shares inclusive) and the gross proceeds shall be not more than RMB11,800,000,000 (RMB11,800,000,000 inclusive). Pursuant to the A Share Subscription Agreement entered into between the Company and each of Juneyao Airlines, JuneYao Group and Structural Reform Fund, respectively, the number and amount of shares to be subscribed by the A Share Subscribers are as follows:

No.	Subscribers	Maximum number of shares to be subscribed	Proposed subscription amount
(RMB)
1	Juneyao Airlines	342,465,753 shares	RMB2,500,000,000
2	JuneYao Group and/or its designated subsidiaries	1,000,000,000 shares	RMB7,300,000,000
3	Structural Reform Fund	273,972,602 shares	RMB2,000,000,000
Total		1,616,438,355 shares	RMB11,800,000,000

In the event that the maximum number of A Shares to be issued by the Company (1,616,438,355 shares) × actual issue price ≤ maximum gross proceeds RMB11,800,000,000, the number of A Shares to be issued by the Company under the Non-public Issuance of A Shares shall be 1,616,438,355 shares. Each A Share Subscriber shall subscribe A Shares in accordance with the maximum number of A Shares intended to be subscribed.

In the event that the maximum number of A Shares to be issued by the Company (1,616,438,355 shares) × actual issue price > maximum gross proceeds RMB11,800,000,000, the number of A Shares to be issued by the Company under the Non-public Issuance of A Shares shall be determined based on the maximum gross proceeds (RMB11,800,000,000) divided by the actual issue price, and the final number of A Shares to be issued shall be calculated to the unit digit (rounded down). Based on the proportion of the maximum number of A Shares intended to be subscribed to the maximum number of A Shares to be issued, each A Share Subscriber shall adjust the number of A Shares to be subscribed accordingly.

LETTER FROM THE BOARD

In the event that the Company grants bonus shares, allots shares, converts capital reserve into share capital or undertakes any other ex-right activities during the period commencing from the date of resolution of the Board to the issuance date, the number of A Shares to be issued shall be adjusted accordingly. Within the aforementioned scope, the Board proposed to the EGM and Class Meetings to authorize the Board or authorized persons of the Board to determine the final amount of shares to be issued and the subscription amount of each subscriber with the sponsor (the lead underwriter) according to the progress of approval from the authority and actual situation when the issue is implemented. The number of shares to be issued under the Non-public Issuance of A Shares is subject to the final approval of the CSRC.

(6)	Use of proceeds

The gross proceeds to be raised from the Non-public Issuance of A Shares are determined based on the actual issue price and the final number of A Shares issued: gross proceeds = number of A Shares issued × actual issue price, and shall be not more RMB11,800,000,000 (RMB11,800,000,000 inclusive). After deducting relevant issuance expenses, the net proceeds to be raised from the Non-public Issuance of A Shares are intended to be used in the following projects:

No.	Name of projects	Aggregate amount of investment	Proposed amount of proceeds to be applied
		(RMB100 million)	(RMB100 million)
1	Acquisition of 18 aircraftNote 1	96.70	90.21
	Purchase of 15 aircraft
2	simulators	13.27	9.96
	Purchase of 20 standby
3	engines	17.83	17.83
Total		127.81	118.00

Note 1:	The Company has entered into the agreements in relation to the acquisition of 18 aircraft in 2014 and 2016, which are expected to complete in 2018.
Note 2:	Any discrepancies in the table between total and sum of amounts listed therein are due to rounding.

If the actual amount of net proceeds from the Non-public Issuance of A Shares is less than the proposed amount of proceeds to be applied in the above projects, the Company will adjust and determine the final specific investment projects, order of priority and the specific investment amounts of each project based on the actual amount of net proceeds and the priority of each project, and will make up for the shortfall by utilizing internal capital of the Company or through other financing methods.

LETTER FROM THE BOARD

Prior to receipt of the proceeds to be raised from the Non-public Issuance of A Shares, the Company may contribute self-raised funds in accordance with the actual needs and progress of the projects. Upon receipt of the proceeds to be raised, the Company will replace the funds in accordance with the requirements under relevant laws and regulations.

(7)	Lock-up period

The A Share Subscribers undertake to subscribe A Shares to be issued, and will not transfer the shares within thirty-six (36) months from the listing of A Shares under non-public issuance. If there are other requirements on the lock-up period of shares subscribed by the A Share Subscribers and the transfer of shares upon expiration from regulatory authorities related to the Non-public Issuance of A Shares, such other requirements shall be complied with. In the event that the A Shares subscribed by the A Share Subscribers are derived from circumstances such as distribution of dividends and conversion of capital reserves into share capital by the Company, the above lock- up arrangement shall also be complied with.

The A Share Subscribers who receive shares of the Company under the Non- public Issuance of A Shares and reduce their shareholding upon expiration of the lock- up period are required to comply with relevant requirements of laws, regulations, rules and regulatory documents such as the Company Law of the People’s Republic of China, the Securities Law of the People’s Republic of China and the Shanghai Listing Rules, as well as the Articles of Association of the Company.

(8)	Place of listing

A Shares to be issued under the non-public issuance will be listed and traded on the Shanghai Stock Exchange upon expiration of the lock-up period.

(9)	Arrangement of accumulated undistributed profits before Non-public Issuance of A Shares

Both new Shareholders and existing Shareholders are entitled to the accumulated undistributed profits of the Company prior to the Non-public Issuance of A Shares upon the completion of the Non-public Issuance of A Shares.

(10)	Validity period of the resolution of Non-public Issuance of A Shares

The resolution in relation to the Non-public Issuance of A Shares shall remain valid for twelve (12) months from the date on which relevant resolutions are considered and approved at the EGM and the Class Meetings of the Company.

LETTER FROM THE BOARD

1.1.2	A Share Subscription Agreement

According to the proposal of the Non-public Issuance of A Shares, the Company and each of Juneyao Airlines, JuneYao Group and Structural Reform Fund entered into an A Share Subscription Agreement on 10 July 2018, respectively, and pursuant to which, in accordance with and subject to the terms and conditions under the A Share Subscription Agreement, the Company agreed to allot and issue to the A Share Subscribers, being Juneyao Airlines, JuneYao Group and/or its designated subsidiaries and Structural Reform Fund, and the A Share Subscribers agreed to subscribe for not more than 342,465,753 A Shares, 1,000,000,000 A Shares and 273,972,602 A Shares of the Company, respectively.

The major terms of the A Share Subscription Agreement are the same as the proposal of the Non-public Issuance of A Shares disclosed above. Other major terms of the A Share Subscription Agreement are as follows:

Conditions precedent:	Each of the A Share Subscription Agreement is conditional upon fulfilment of the following conditions:

(1) The A Share Subscription Agreement is signed by both the Company and the corresponding A Share Subscribers;

(2)   In accordance with the articles of association of the A Share Subscribers, the A Share Subscribers’ competent decision-making bodies have passed the resolutions to approve the subscription of A Shares to be issued under the non-public issuance by the A Share Subscribers and other relevant matters;

(3)   The approval of the A Share Subscribers’ subscription of A Shares to be issued under the non-public issuance by the state-owned assets supervision department, industry regulation and management department and other regulatory organizations (if required) is obtained;

(4) The proposal of the Non-public Issuance of A Shares and relevant matters have been reviewed and approved by the Board, the EGM and the Class Meetings of the Company;

(5)   The approval of the Non-public Issuance of A Shares by the Civil Aviation Administration of China (if required) and/or the East China Regional Administration of the Civil Aviation Administration of China is obtained;

(6) The approval of the Non-public Issuance of A Shares by the SASAC is obtained;

(7) The approval of the Non-public Issuance of A Shares by the CSRC is obtained.

LETTER FROM THE BOARD

As of the Latest Practicable Date, the condition of item

(1) above has been fulfilled for each A Share Subscription Agreement; the Board of the Company has approved the Non- public Issuance of A Shares; and the board of directors of Juneyao Airlines, the board of directors and the shareholders’ meeting of JuneYao Group and the investment committee of Structural Reform Fund have approved the subscription of the non-publicly issued A Shares, respectively. Save as disclosed above, other conditions in item (2) to item (7) above have not been fulfilled.

1.1.3	Specific mandate of Non-public Issuance of A Shares

The Company will convene the EGM and Class Meetings to consider, and if thought fit, approve (among others) the Non-public Issuance of A Shares under a specific mandate.

1.2	Non-public Issuance of H Shares

1.2.1	Issuance proposal

Detailed proposal of the Non-public Issuance of H Shares of the Company is as follows:

(1)	Type and nominal value of shares to be issued

The H Shares to be issued under non-public issuance are ordinary shares (H Shares) listed on Hong Kong Stock Exchange to be subscribed and traded in Hong Kong dollars, with par value of RMB1.00 each.

Unless otherwise required by applicable laws and regulations of the PRC and the Articles of Association, the H Shares under the non-public issuance shall rank pari passu with A Shares and H Shares in issue.

(2)	Method of issuance

The Non-public Issuance of H Shares is undertaken by way of non-public issuance to specific subscribers. The Company will issue shares to specific subscribers at an appropriate timing within the required validity period upon obtaining the approval of the CSRC.

(3)	Method of subscription

The subscribers of the Non-public Issuance of H Shares will make one-off subscription in cash.

LETTER FROM THE BOARD

(4)	Price benchmark date, pricing principles and issue price

The price benchmark date of the Non-public Issuance of H Shares shall be the first day of the issue period. The issue price, being the subscription price for the H Share Subscribers, shall be the average trading price (rounded up to the nearest two decimal places) of the H Shares of the Company for the 20 Hong Kong Trading Days preceding the price benchmark date or the latest audited net assets per share attributable to holders of ordinary shares of the Company as of the price benchmark date, whichever is higher.

Specifically, the average trading price of the H Shares for the 20 Hong Kong Trading Days preceding the price benchmark date = total trading amount of H Shares of the Company for the 20 Hong Kong Trading Days preceding the price benchmark date / total trading volume of H Shares of the Company for the 20 Hong Kong Trading Days preceding the price benchmark date. In the event that the Company distributes dividends, grants bonus shares, allots shares, converts capital reserve into share capital or carries out any other ex-right or ex-dividend activities causing any adjustment in the share prices for the 20 Hong Kong Trading Days, the trading prices for the Hong Kong Trading Days before such adjustment shall be calculated on the basis of the adjusted price caused by the ex-right or ex-dividend activities.

In the event that the Company distributes dividends, grants bonus shares, allots shares, converts capital reserve into share capital or carries out any other ex-right or ex-dividend activities during the period commencing from the balance sheet date of the latest audited financial reports as of the price benchmark date to the issuance date, adjustments shall be made to the above net assets per share attributable to holders of ordinary shares of the Company accordingly.

In the event that the Company distributes dividends, grants bonus shares, allots shares, converts capital reserve into share capital or carries out any other ex-right or ex-dividend activities during the period commencing from the price benchmark date of the Non-public Issuance of H Shares to the issuance date, the issue price shall be adjusted on ex-right or ex-dividend basis.

The final issue price of H Shares under the Non-public Issuance of H Shares shall be determined by the Board or its authorized person(s), under the authorization granted at the EGM and the Class Meetings, with the lead underwriter of the Non- public Issuance of H Shares pursuant to the requirements of relevant laws and regulations and domestic and overseas regulatory departments after being approved by domestic and overseas regulatory departments such as the CSRC and Hong Kong Stock Exchange or having completed the relevant domestic and overseas regulatory or approval processes.

Under whatever circumstances, the issue price of the shares to be issued under the Non-public Issuance of H Shares shall not be lower than the latest audited net assets per share attributable to holders of ordinary shares of the Company as of the price benchmark date. As of 31 December 2017, the audited net assets per share attributable to holders of ordinary shares of the Company amounted to RMB3.67 per share. For illustrative purposes only, the minimum issue price of the shares under the Non-public Issuance of H Shares, being HK$4.22 per H Share, represents a discount of approximately 9% to the closing price of the H Shares of the Company on the Hong Kong Stock Exchange on the Latest Practicable Date, being HK$4.65 (equivalent to approximately RMB4.05) per H Share. The exchange rate of HK$1.00 = RMB0.8703 has been used for the data above and does not constitute a representation that any amount has been, could have been or may be exchanged at such rate or any other rate or at all.

LETTER FROM THE BOARD

The net price of each new H Share to be issued under the Non-public Issuance    of H Shares will be determined and disclosed upon completion of the Non-public Issuance of H Shares and the determination of the relevant expenses incurred or to be incurred in relation to the Non-public Issuance of H Shares in accordance with the requirements of the Hong Kong Listing Rules.

(5)	Subscribers and number of shares to be issued

The subscribers of the Non-public Issuance of H Shares are Juneyao Airlines and/or its designated controlled subsidiaries. To the best knowledge, information and belief of the Directors having made all reasonable enquiry, the above H Share Subscribers and their ultimate beneficial owners are third parties independent of the Company and connected persons of the Company under the Hong Kong Listing Rules.

The number of H Shares to be issued under the Non-public Issuance of H Shares shall be not more than 517,677,777 shares (517,677,777 shares inclusive).

In the event that the Company grants bonus shares, allots shares, converts capital reserve into share capital or undertakes any other ex-right activities during the period commencing from the date the issuance proposal of the Non-public Issuance of H Shares considered and passed by the Board to the issuance date, the number of H Shares to be issued under the Non-public Issuance of H Shares shall be adjusted accordingly. Within the aforementioned scope, the final number of H Shares to be issued shall be determined by the Board or authorized persons of the Board, under the authorization granted at the EGM and the Class Meetings, with the lead underwriter according to the actual situation when the issue is implemented. The number of H Shares to be issued under the Non-public Issuance of H Shares is subject to the final approval of the CSRC.

(6)	Use of proceeds

The gross proceeds to be raised from the Non-public Issuance of H Shares shall not be more than HK$3,550,300,000 (HK$3,550,300,000 inclusive), and, after deducting relevant issuance expenses, shall all be used to supplement the general working capital, including but not limited to the repayment of part of the outstanding loans (the total interest bearing liabilities of the Company amounts to RMB130,669 million as of 31 December 2017), the purchase of aviation oil, the payment of administrative expenses of the Company and etc.

(7)	Lock-up period

The H Share Subscribers undertake to subscribe H Shares to be issued and will not transfer the shares within thirty-six (36) months from the listing of Non-public Issuance of H Shares. If there are other requirements on the lock-up period of shares subscribed by the H Share Subscribers and the transfer of shares upon expiration from regulatory authorities related to the issuance, such other requirements shall be complied with. In the event that the H Shares subscribed by the H Share Subscribers are derived from circumstances such as distribution of dividends and conversion of capital reserves into share capital by the Company, the above lock-up arrangement shall also be complied with.

LETTER FROM THE BOARD

The H Share Subscribers who receive shares of the Company under the Non- public Issuance of H Shares and reduce their shareholding upon expiration of the lock- up period are required to comply with relevant requirements of laws, regulations, rules and regulatory documents, such as the Company Law of the People’s Republic of China and relevant regulatory rules of the Hong Kong Stock Exchange, as well as the Articles of Association of the Company.

(8)	Place of listing

The Company will make application to the Hong Kong Stock Exchange for the listing and trading of H Shares to be issued under the Non-public Issuance of H Shares. H Shares to be issued under the non-public issuance can be traded on the Hong Kong Stock Exchange upon expiration of the lock-up period.

(9)	Arrangement of accumulated undistributed profits before Non-public Issuance of H Shares

Both new Shareholders and existing Shareholders are entitled to the accumulated undistributed profits of the Company prior to the Non-public Issuance of H Shares upon the completion of the Non-public Issuance of H Shares.

(10)	Validity period of the resolution of Non-public Issuance of H Shares

The resolution in relation to the Non-public Issuance of H Shares shall remain valid for twelve (12) months from the date on which relevant resolutions are considered and approved at the EGM and the Class Meetings of the Company.

1.2.2	H Share Subscription Agreement

According to the proposal of the Non-public Issuance of H Shares, the Company and Juneyao Airlines entered into an H Share Subscription Agreement on 10 July 2018, and pursuant to which, in accordance with and subject to the terms and conditions under the H Share Subscription Agreement, the Company agreed to allot and issue to the H Share Subscribers, being Juneyao Airlines and/or its designated controlled subsidiaries, and the H Share Subscribers agreed to subscribe for not more than 517,677,777 H Shares of the Company.

LETTER FROM THE BOARD

The major terms of the H Share Subscription Agreement is the same as the proposal of the Non-public Issuance of H Shares disclosed above. Other major terms of the H Share Subscription Agreement are as follows:

Conditions precedent:	H Share Subscription Agreement is conditional upon fulfilment of the following conditions:

(1) H Share Subscription Agreement is signed by both the Company and Juneyao Airlines;

(2)   In accordance with the articles of association of the H Share Subscribers, the H Share Subscribers’ competent decision-making bodies have passed the resolutions to approve the subscription of H Shares to be issued under the non-public issuance by the H Share Subscribers and other relevant matters;

(3)   The approval of the H Share Subscribers’ subscription of H Shares to be issued under the non-public issuance by the state-owned assets supervision department, industry regulation and management department and other regulatory organizations (if required) is obtained;

(4) The proposal of the Non-public Issuance of H Shares and relevant matters have been reviewed and approved by the Board, the EGM and the Class Meetings of the Company;

(5)   The approval of the Non-public Issuance of H Shares by the Civil Aviation Administration of China (if needed) and/or the East China Regional Administration of the Civil Aviation Administration of China is obtained;

(6) The approval of the Non-public Issuance of H Shares by the SASAC is obtained;

(7) The approval of the Non-public Issuance of H Shares by the CSRC is obtained;

(8)   The approval and permission of the Listing Committee of Hong Kong Stock Exchange in respect of the listing and trading of all of the new H Shares issued under the Non- public Issuance of H Shares are obtained.

As of the Latest Practicable Date, the condition of item (1) above has been fulfilled; the Board of the Company has approved the Non-public Issuance of H Shares; and the board of directors of Juneyao Airlines has approved the subscription of non-publicly issued H Shares. Save as disclosed above, other conditions in item (2) to item (8) above have not been fulfilled.

1.2.3	Specific mandate of Non-public Issuance of H Shares

The Company will convene the EGM and Class Meetings to consider, and if thought fit, approve (among others) the Non-public Issuance of H Shares under a specific mandate.

1.2.4	Possibility of application for listing

In the event that the Board, upon obtaining the specific mandate, proceed to exercise the specific mandate to issue new H Shares, the Company will make application to the Listing Committee of Hong Kong Stock Exchange for the listing and trading of all of the new H Shares issued under the Non-public Issuance of H Shares.

LETTER FROM THE BOARD

1.3	Relationship between the Non-public Issuance of A Shares and the Non-public Issuance of H Shares

The Non-public Issuance of A Shares and the Non-public Issuance of H Shares are inter-conditional. “Inter-conditional” refers to the circumstance in which if the Non-public Issuance of A Shares or the Non-public Issuance of H Shares is not approved or verified by all the requirements of any of the applicable laws and regulations, including but not limited to the approval or verification by the Company’s EGM and Class Meetings, the Civil Aviation Administration of China (if required) and/or the East China Regional Administration of the Civil Aviation Administration of China, the SASAC, the CSRC and other regulatory departments, or due to other reasons that results in the failure of issuance, any of the contents of the Non-public Issuance of A Shares and the Non-public Issuance of H Shares will not be implemented.

2.	Impact on the shareholding structure of the Company by the Non-public Issuance of A Shares and the Non-public Issuance of H Shares

The number of shares to be issued under the Non-public Issuance of A Shares shall be not more than 1,616,438,355 shares (1,616,438,355 shares inclusive). The number of shares to be issued under the Nonpublic Issuance of H Shares shall be not more than 517,677,777 shares (517,677,777 shares inclusive). For illustrative purposes only, based on the maximum number of shares to be issued under the Non-public Issuance of A Shares and the Non-public Issuance of H Shares:

(1)

the new A Shares intended to be issued will represent: (i) approximately 16.48% of the Company’s existing A Shares in issue and approximately 11.17% of its existing total share capital in issue as of the Latest Practicable Date; and (ii) approximately 14.15% of the Company’s enlarged A Shares in issue and approximately 9.74% of its enlarged total share capital in issue upon completion of the Non-public Issuance of A Shares and the Non- public Issuance of H Shares;

(2)

the new H Shares intended to be issued will represent: (i) approximately 11.11% of the Company’s existing H Shares in issue and approximately 3.58% of its existing total share capital in issue as of the Latest Practicable Date; and (ii) approximately 10.00% of the Company’s enlarged H Shares in issue and approximately 3.12% of its enlarged total share capital in issue upon completion of the Non-public Issuance of A Shares and the Non- public Issuance of H Shares.

LETTER FROM THE BOARD

For reference and illustrative purposes only, assuming that: (i) the specific mandate is granted by the Shareholders at the EGM and the A Shareholders and H Shareholders at their respective A Shareholders Class Meeting and H Shareholders Class Meeting; (ii) the Board exercises in full    the specific mandate to issue new A Shares and new H Shares; (iii) all conditions for the issue and placing of new A Shares and new H Shares have been satisfied; (iv) each of the A Share Subscribers subscribes for the maximum number of A Shares to be subscribed for under their respective A Share Subscription Agreement; and (v) each of the H Share Subscribers subscribes for the maximum number of H Shares to be subscribed for under their respective H Share Subscription Agreement, the possible changes in the share capital and shareholding structure of the Company will be as follows:

			Immediately after the completion of the Non-public Issuance of A Shares and the Non-public
	As of the Latest Practicable Date		Issuance of H Shares
	Number	Percentage	Number		Percentage
Names of Shareholders	of Shares	of Shares	of Shares		of Shares
CEA Holding and its associatesNote 1	5,530,240,000 (A Shares)	38.23%	5,530,240,000 (A Shares)		33.31%
	2,626,240,000 (H Shares)	18.15%	2,626,240,000 (H Shares)		15.82%
Juneyao Airlines and/or its designated controlled subsidiariesNote 2	—	—	342,465,753 (A Shares)		2.06%
	12,000,000 (H Shares)	0.08%	529,677,777 (H Shares)	Note 3	3.19%
JuneYao Group and/or its designated subsidiariesNote 2	—	—	1,000,000,000 (A Shares)		6.02%
Structural Reform FundNote 4	—	—	273,972,602 (A Shares)		1.65%
Other non-public ShareholdersNote 5	3,960 (A Shares)	0.00%	3,960 (A Shares)		0.00%
Other Public Shareholders	4,278,241,722 (A Shares)	29.57%	4,278,241,722 (A Shares)		25.77%
	2,020,860,000 (H Shares)	13.97%	2,020,860,000 (H Shares)		12.17%

Total	14,467,585,682	100%	16,601,701,814		100%

Note 1:

As of the Latest Practicable Date, the total shares issued by the Company is 14,467,585,682 shares, of which, CEA Holding directly and indirectly owns 5,530,240,000 A Shares of the Company. Meanwhile, CEA Holding owns 2,626,240,000 H Shares of the Company through CES Global, representing approximately 56.38% of the total number of shares in issue of the Company in total, and is a controlling Shareholder of the Company.

Note 2:

The actual numbers of A Shares and H Shares held by Juneyao Airlines and/or its designated controlled subsidiaries, JuneYao Group and/or its designated subsidiaries will be determined according to the issuance results of the Non-public Issuance of A Shares and the Non-public Issuance of H Shares. Juneyao Airlines and JuneYao Group and/or its designated subsidiaries will own in total not more than 10% of the enlarged A Shares and not more than 10% of the enlarged H Shares solely through the Non-public Issuance of A Shares and the Non-public Issuance of H Shares. In the event that the shareholding percentage of JuneYao Group, directly and indirectly through its subsidiaries including Juneyao Airlines, reaches 10% of the total issued shares of the Company upon completion of the Non- public Issuance of A Shares and the Non-public Issuance of H Shares, JuneYao Group will become a substantial Shareholder of the Company and thus the shares held by it will not be regarded as being in public hands.

LETTER FROM THE BOARD

Note 3:

The number of H Shares to be held by Juneyao Airlines immediately after the completion of the Non- public Issuance of A Shares and the Non-public Issuance of H Shares as set out in this table is the sum of the maximum number of H Shares to be subscribed for by Juneyao Airlines and/or its designated subsidiaries and the number of H Shares held by Juneyao Airlines as at the Latest Practicable Date.

Note 4:

The shareholding percentage of Structural Reform Fund shall be less than 2% of the Company’s enlarged total share capital after issuance and thus it will not become a substantial Shareholder of the Company. The A Shares to be held by Structural Reform Fund will be counted for the public float shares of the Company.

Note 5:	Mr. Li Yangmin, a Director, holds 3,960 A Shares of the Company.

Based on the maximum number of shares to be issued under the Non-public Issuance of A Shares and the Non-public Issuance of H Shares, upon completion of the Non-public Issuance of A Shares and the Non-public Issuance of H Shares, the shareholding percentage of CEA Holding in the Company will decrease from 56.38% to a lowest of approximately 49.13%. CEA Holding will remain as the controlling Shareholder of the Company, and the control of the Company will remain unchanged.

Upon the completion of the Non-public Issuance of A Shares and the Non-public Issuance of H Shares, pursuant to the information of the Company available in public and to the knowledge of the Directors, the Directors believe that the Company will continue to comply with the requirement of minimum public float under Rule 8.08(1)(a) of the Hong Kong Listing Rules.

3.	Proceeds raised over the past 12 months

During the 12 months prior to the Latest Practicable Date, the Company did not conduct any financing activities involving the issue of equity securities.

4.	Reasons for the Non-public Issuance of A Shares and the Non-public Issuance of H Shares

The Non-public Issuance of A Shares and the Non-public Issuance of H Shares are important measures in response to the mixed ownership reform of the PRC and significant strategies to promote the construction of “Five Centers” (namely “International Economic, Financial, Shipping, Trading, Technology Innovation”) and “Four Brands” (namely “Service, Made in Shanghai, Shopping in Shanghai and Shanghai Culture”) in Shanghai. The issuances will enable the Company to expand the scale of its fleet of aircraft, fulfil the demand of aviation training of the Company and supplement engine resources, with a view to fulfilling the rising business demand of the Company, enhancing the core competence of the Company’s major operations and further increasing the profitability of the Company. Meanwhile, the issuances are beneficial to reduce the gearing ratio of the Company, improve the shareholding structure and capital structure and lay a strong foundation for the Company to achieve its strategic goals.

On one hand, considering that the A Share Subscribers and H Share Subscribers are market leading players in their respective industry, the introduction of such strategic investors in the Company is beneficial to the Company’s long term development. Therefore apart from the Non-public Issuance of A Shares and the Non-public Issuance of H Shares, the Company has not considered other alternative equity financing methods (e.g. rights issue, open offer and etc.). On the other hand, the Company has also sought debt financing methods for financing the projects to be invested in as set out in section headed “1.1 Non-public Issuance of A Shares - 1.1.1 Issuance proposal - (6) Use of Proceeds” and the supplementation of general working capital.

LETTER FROM THE BOARD

The Directors are of the opinion that the Non-public Issuance of A Shares and the Non-public Issuance of H Shares are in the interest of the Company and the Shareholders as a whole.

5.	Proposed Amendments to the Articles of Association

Upon the completion of the Non-public Issuance of A Shares and the Non-public Issuance of H Shares, there will be changes in the Company’s registered capital, total amount of shares and etc. In light of the aforementioned circumstances, it was proposed in the EGM that approval be given in respect of authorizing the Board and its authorized persons (it is advised that the persons authorized by the Board should be the chairman and/or the vice chairman of the Company) upon the completion of the Non-public Issuance of A Shares and the Non-public Issuance of H Shares, pursuant to the results of the Non-public Issuance of A Shares and the Non-public Issuance of H Shares, to make necessary amendments to the relevant terms in the Articles of Association of China Eastern Airlines Corporation Limited, such as Article 21 (requirements on the total amount of shares of the Company), Article 22 (requirements on the total amount of shares of and the proportion represented by each of A-shares and H-shares of the Company) and Article 25 (requirements on the Company’s registered capital), and perform in time the obligations of disclosure of relevant information.

The amendments to the Articles of Association will become effective subject to the approval in the EGM and the completion of the Non-public Issuance of A Shares and the Non-public Issuance of H Shares.

Details of the proposed amendments are as follows:

(1)	Article 21 of the current Articles of Association:

As approved by the CSRC, the total amount of shares of the Company is 14,467,585,682 shares.

Amended to be:

As approved by the CSRC, the total amount of shares of the Company is [Number to be determined according to the issuance proposal approved by the relevant regulatory authorities and the issuance results] shares.

(2)	Article 22 of the current Articles of Association:

The Company has issued a total of 14,467,585,682 ordinary shares, comprising a total of 9,808,485,682 A Shares, representing 67.80% of the total share capital of the Company, a total of 4,659,100,000 H Shares, representing 32.20% of the total share capital of the Company.

Amended to be:

The Company has issued a total of [Number to be determined according to the issuance proposal approved by the relevant regulatory authorities and the issuance results] ordinary shares, comprising a total of [Number to be determined according to the issuance proposal approved by the relevant regulatory authorities and the issuance results] A Shares, representing [Number to be determined according to the issuance proposal approved by the relevant regulatory authorities and the issuance results]% of the total share capital of the Company, a total of [Number to be determined according to the issuance proposal approved by the relevant regulatory authorities and the issuance results] H Shares, representing [Number to be determined according to the issuance proposal approved by the relevant regulatory authorities and the issuance results]% of the total share capital of the Company.

LETTER FROM THE BOARD

(3)	Article 25 of the current Articles of Association:

The registered capital of the Company is RMB14, 467,585,682.

Amended to be:

The registered capital of the Company is RMB[Number to be determined according to the issuance proposal approved by the relevant regulatory authorities and the issuance results].

6.	Authorization to the Board and its Authorized Persons

To ensure the smooth progress of the Non-public Issuance of A Shares and the Non-public Issuance of H Shares of the Company, pursuant to the laws and regulations such as the Company Law of the People’s Republic of China, the Securities Law of the People’s Republic of China, Measures for the Administration of the Listed Company Issuing New Shares, the Detailed Implementation Rules for the Non-public Issuance of Stocks by Listed Companies and the Hong Kong Listing Rules, as well as the rules of stock exchanges and relevant requirements of the Articles of Association, the Board proposed to the EGM and Class Meetings of the Company to grant the Board and its authorized persons (it is advised that the persons authorized by the Board should be the chairman and/or the vice chairman of the Company) full discretion to conduct the relevant matters of the Non-public Issuance of A Shares and the Non-public Issuance of H Shares, including but not limited to:

(1)

authorizing the Board and its authorized persons, pursuant to the proposals for the Non- public Issuance of A Shares and the Non-public Issuance of H Shares considered and approved at the EGM and Class Meetings as well as the proposals upon the issuance, provided that all applicable laws and regulations and requirements or demands of relevant regulatory authorities or departments are complied with, to determine the manner of issuance, the amount to be issued, the issue price, subscribers, timing of issuance, issuance period and etc., as well as when there is a change or are changes in the policy of the regulatory departments in respect of the non-public issuance of shares, or in the market conditions, to make adjustments to the above solutions within the scope of the proposals for the purpose of the Non-public Issuance of A Shares and the Non-public Issuance of H Shares approved at the EGM and Class Meetings;

(2)

authorizing the Board and its authorize persons, provided that regulatory requirements of the CSRC and other relevant regulatory departments are complied with, within the scope of the proposals passed at the EGM and Class Meetings for the purpose of the Non-public Issuance of A Shares and the Non-public Issuance of H Shares, to confirm the issue price and the total amount of shares issued to each of the subscribers;

(3)

authorizing the Board and its authorized persons to amend, supplement, sign, submit, present, and execute all the agreements or documents regarding the Non-public Issuance of A Shares, the Nonpublic Issuance of H Shares and share subscription, including but not limited to the subscription agreements and under which documents to be signed and required for the consummation of the closing, sponsor agreements, underwriting agreements, proceeds regulatory agreements, the agreements for the engagement of intermediaries, all the application documents submitted to the regulatory authorities such as the state-owned assets supervision departments, civil aviation supervision departments and the CSRC, all the application documents or forms submitted to the Hong Kong Stock Exchange in relation to the listing and trading of new shares, ancillary documents, correspondences (if any) with the state-owned assets supervision departments, civil aviation supervision departments, the CSRC and the Hong Kong Stock Exchange in relation to the issuance of new shares and share subscription, the forms, letters or documents submitted to Computershare Hong Kong Investor Services Limited, etc., as well as to handle the disclosure matters in relation to the issuance pursuant to the regulatory requirements;

LETTER FROM THE BOARD

(4)

authorizing the Board and its authorized persons, after the completion of the raising proceeds through the Non-public Issuance of A Shares and Non-public Issuance of H Shares, to proceed with the share registration procedures and listing, lock-up and authorize Computershare Hong Kong Investor Services Limited to issue share certificates sealed by the Company for securities issue to the subscribers of H Shares, do all appropriate and necessary acts within the scope of these terms of reference, make all necessary arrangement in relation to the newly issued H Shares to be admitted to participate in Central Clearing and Settlement System (as applicable), and complete the amendments to relevant terms in the Articles of Association that are related to the share issue and the relevant industrial and commercial registration procedures based on the actual situations;

(5)

authorizing the Board and its authorized persons, within the scope of the resolutions at the EGM and Class Meetings, to make corresponding adjustments under the request from the departments that approved the resolutions in respect to the Non-public Issuance of A Shares, the Nonpublic Issuance of H Shares and the proposals of use of proceeds, approve and sign for the corresponding amendments to the issuance reporting documents in relation to financial reporting and earnings forecasts (if any), and pursuant to the actual progress and the actual demand of the proceeds investment projects, make appropriate adjustments to the plan of use of proceeds and the arrangements; and before the proceeds are in place, the Company may raise funds on its own to implement the proceeds investment project in advance and replace the funds when the proceeds are in place; and based on the requirements of the relevant laws and regulations, the requirements of the regulatory departments as well as the market conditions, to make necessary adjustments to the proceeds investment projects;

(6)

authorizing the Board and its authorized persons to sign the documents related to the Non- public Issuance of A Shares and the Non-public Issuance of H Shares as well as to proceed with other matters related to the Non-public Issuance of A Shares and the Non-public Issuance of H Shares;

(7)	authorizing the Board and its authorized persons to set up a special account for proceeds and proceed with the capital verification procedures related to the issuance;

(8)

authorizing the Board and its authorized persons to decide on and employ professional intermediaries undertaking works in relation to the issuance, including but not limited to the preparation and submission of documents in accordance with the regulatory requirements, determine to make payment therefore and other relevant matters;

LETTER FROM THE BOARD

(9)

authorizing the Board and its authorized persons, provided that all applicable laws and regulations are complied with as well as the requirements or demands from the relevant regulatory authorities or departments are fulfilled, to decide on and proceed with all other matters related to the Non-public Issuance of A Shares and the Non-public Issuance of H Shares.

The authorization shall be effective for a period of twelve (12) months from the date of approval on the resolution of authorization at the EGM and the Class Meetings of the Company.

7.	Other Resolutions Related to the Non-Public Issuance of A Shares and the Non-Public Issuance of H Shares

The following resolutions (among others) shall also be submitted to the EGM to be considered and, if thought fit, approved by the Shareholders, pursuant to relevant regulatory requirements in the PRC. Resolutions b, c, e, f, g and i below shall be submitted to the A Shareholders Class Meeting and the H Shareholders Class Meeting, respectively, to be considered and, if thought fit, approved by the A Shareholders and H Shareholders, pursuant to relevant regulatory requirements in the PRC.

a.	Resolution regarding the “Fulfilment of conditions of the Non-public Issuance of A Shares by China Eastern Airlines Corporation Limited”

Details of the above resolution are set out in the overseas regulatory announcement of the Company dated 10 July 2018 published on the website of the Hong Kong Stock Exchange. Summary of the aforementioned resolution in the overseas regulatory announcement is as follows: the Board has assessed each of the relevant matters of the Company with reference to the qualifications and conditions of the Non-public Issuance of A Shares to specific subscribers by listed companies, and is of the view that, the Company fulfils all conditions of non-public issuance of RMB denominated ordinary shares (A Shares) as required by the Company Law of the People’s Republic of China, the Securities Law of the People’s Republic of China, Measures for the Administration of the Listed Company Issuing New Shares and the Detailed Implementation Rules for the Non-public Issuance of Stocks by Listed Companies.

b.	Resolution regarding the “Proposal for the Non-public Issuance of A Shares and the Non-public Issuance of H Shares to specific subscribers by China Eastern Airlines Corporation Limited”

Details of the above resolution are set out in the announcement of the Company dated 10 July 2018 published on the website of the Hong Kong Stock Exchange in relation to the Non-public Issuance of A Shares and the Non-public Issuance of H Shares. Major details of the above resolution are set out in the paragraph “Proposed Non-public Issuance of A Shares and Non-public Issuance of H Shares under a specific mandate — Detailed proposal of the Non- public Issuance of A Shares and the Non-public Issuance of H Shares” of this letter from the Board.

LETTER FROM THE BOARD

c.	Resolution regarding the “Proposal for the Non-public Issuance of A Shares by China Eastern Airlines Corporation Limited”

Details of the above resolution are set out in the overseas regulatory announcement of the Company dated 10 July 2018 published on the website of the Stock Exchange. Major details of the above resolution are set out in the paragraph “Proposed Non-public Issuance of A Shares and Non-public Issuance of H Shares under a specific mandate — Detailed proposal of the Non- public Issuance of A Shares and the Non-public Issuance of H Shares” of this letter from the Board and Appendix I and Appendix II of this circular.

d.	Resolution regarding the “Explanation on the previous use of proceeds”

Details of the above resolution are set out in the overseas regulatory announcement of the Company dated 10 July 2018 published on the website of the Hong Kong Stock Exchange and Appendix III of this circular.

e.	Resolution regarding the “Feasibility report of the use of proceeds of the Non-public Issuance of A Shares by China Eastern Airlines Corporation Limited”

Details of the above resolution are set out in the overseas regulatory announcement of the Company dated 10 July 2018 published on the website of the Hong Kong Stock Exchange and Appendix II of this circular.

f.	Resolution regarding the “Conditional share subscription agreement of the non-public issuance signed with specific subscribers”

The Company intends to enter into a conditional A Share Subscription Agreement with each of Juneyao Airlines, JuneYao Group and Structural Reform Fund, and enter into a conditional H Share Subscription Agreement with Juneyao Airlines. Details of the A Share Subscription Agreement and the H Share Subscription Agreement are set out in the paragraph “Proposed Non-public Issuance of A Shares and Non-public Issuance of H Shares under a specific mandate — Detailed proposal of the Non-public Issuance of A Shares and the Non- public Issuance of H Shares” of this letter from the Board.

g.	Resolution regarding the “Related party transactions involved in the Non-public Issuance of A Shares and the Non-public Issuance of H Shares”

Details of the above resolution are set out in the overseas regulatory announcement of the Company dated 10 July 2018 published on the website of the Hong Kong Stock Exchange. Summary of the aforementioned resolution in the overseas regulatory announcement is as follows: pursuant to the requirements of relevant laws and regulations, such as the Shanghai Listing Rules, as well as regulatory documents, the Articles of Association and the management system of related party transactions of China Eastern Airlines Corporation Limited, based on the maximum number of shares to be issued under the Non-public Issuance of A Shares and the Non-public Issuance of H Shares, Juneyao Airlines and JuneYao Group will own in total more than 5% of shares of the Company after completion of issuance, and are deemed as related parties of the Company. Therefore, the subscription of A Shares and H Shares under the non- public issuance by Juneyao Airlines and JuneYao Group constitutes related party transactions of the Company.

LETTER FROM THE BOARD

The subscription of A Shares and H Shares under the non-public issuance by Juneyao Airlines and JuneYao Group does not constitute connected transactions as required under the Hong Kong Listing Rules.

h.

Resolution regarding the “Authorization to the Board and its authorized persons to amend relevant provisions of the Articles of Association upon the completion of the Non- public Issuance of A Shares and the Non-public Issuance of H Shares”

Details of the above resolution are set out in the paragraph “Proposed Non-public Issuance of A Shares and Non-public Issuance of H Shares under a specific mandate — Proposed amendments to the Articles of Association” of this letter from the Board.

i.

Resolution regarding the “Proposal to authorize the Board and its authorized persons to proceed with relevant matters in respect of the Non-public Issuance of A Shares and the Non-public Issuance of H Shares in their sole discretion”

Details of the above resolution are set out in the paragraph “Proposed Non-public Issuance of A Shares and Non-public Issuance of H Shares under a specific mandate — Authorization to the Board and its authorized persons” of this letter from the Board.

j.

Resolution regarding the “Dilution of current returns by the non-public issuance, remedial measures and undertakings by controlling Shareholders, Directors and senior administrative officers in respect of the measures”

Details of the above resolution are set out in the overseas regulatory announcement of the Company dated 10 July 2018 published on the website of the Hong Kong Stock Exchange and Appendix IV of this circular.

k.	Resolution regarding the “Plan of shareholder return for the next three years (2018- 2020) of China Eastern Airlines Corporation Limited”

Details of the above resolution are set out in the overseas regulatory announcement of the Company dated 10 July 2018 published on the website of the Hong Kong Stock Exchange and Appendix V of this circular.

III.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION, THE RULES FOR THE MEETING OF THE BOARD OF DIRECTORS AND THE RULES FOR THE MEETING OF THE SUPERVISORY COMMITTEE

The Board, at the 15th ordinary meeting of the eighth session of the Board convened on 10 July 2018, considered and approved the “Resolution in relation to the amendments to certain provisions of the Articles of Association”, the “Resolution in relation to the amendments to certain provisions of the Rules for the Meeting of the Board of Directors” and the “Resolution in relation to the amendments to certain provisions of the articles of association of the audit and risk management committee of the Board”.

The supervisory committee of the Company, at the 17th meeting of the eighth session of the supervisory committee convened on 10 July 2018, considered and approved the “Resolution in relation to the amendments to certain provisions of the Rules for the Meeting of the Supervisory Committee”.

LETTER FROM THE BOARD

Amendments to the Articles of Association, the Rules for the Meeting of the Board of Directors and the Rules for the Meeting of the Supervisory Committee are subject to the details set out in Appendix VI, Appendix VII and Appendix VIII of this circular.

The proposed amendments to the Articles of Association, the Rules for the Meeting of the Board of Directors and the Rules for the Meeting of the Supervisory Committee shall become effective subject to the consideration and approval of the Shareholders at the EGM.

IV.	EGM AND CLASS MEETINGS

The Company will convene the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting, to enable the Shareholders to consider, and if thought fit, approve (among others) the Non-public Issuance of A Shares and the Non-public Issuance of H Shares, the proposed amendments to the Articles of Association, the proposed amendments to the Rules for the Meeting of the Board of Directors and the proposed amendments to the Rules for the Meeting of the Supervisory Committee. Details of the EGM and the H Shareholders Class Meeting, and the resolutions to be proposed at those meetings are set out in the “Notice of 2018 Third Extraordinary General Meeting” and “Notice of H Shareholders Class Meeting” despatched on 14 July 2018 by the Company.

To the best knowledge and belief of the Directors, Juneyao Airlines, who owns 12,000,000 H Shares of the Company, is required to be abstain from voting in respect of resolutions 2, 3, 6, 7 and 11 set out in the “Notice of 2018 Third Extraordinary General Meeting” and resolutions 1, 2, 4, 5 and 6 set out in the “Notice of H Shareholders Class Meeting”. Save as disclosed in this circular, there is no other Shareholder that has a material interest in the Non-public Issuance of A Shares and/or the Non-public Issuance of H Shares and is required to abstain from voting at the EGM, the A Shareholders Class Meeting and/or H Shareholders Class Meeting.

Please note that, apart from the approvals given by the Shareholders at the EGM and A Shareholders and H Shareholders at their respective A Shareholders Class Meeting and H Shareholders Class Meeting, the Non-public Issuance of A Shares and the Non-public Issuance of H Shares shall be subject to the approval by the CSRC, the SASAC, the Civil Aviation Administration of China (if required) and/or the East China Regional Administration of the Civil Aviation Administration of China. There is no assurance that the Non-public Issuance of A Shares and the Non-public Issuance of H Shares will proceed. Investors are advised to exercise caution when dealing in H Shares. The Company will make timely disclosure on any matters in relation to the further details of the Non-public Issuance of A Shares and the Non-public Issuance of H Shares.

V.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make this circular or any statement herein misleading.

LETTER FROM THE BOARD

VI.	RECOMMENDATIONS

The Board considers that (1) the proposed Non-public Issuance of A Shares and Non-public Issuance of H Shares under a specific mandate; (2) the proposed amendments to the Articles of Association; (3) the proposed amendments to the Rules for the Meeting of the Board of Directors; and (4) the proposed amendments to the Rules for the Meeting of the Supervisory Committee are in the interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends that the Shareholders and H Shareholders to vote in favour of the resolutions to be proposed at the EGM and the H Shareholders Class Meeting.

VII.	OTHER INFORMATION

Your attention is also drawn to the appendices to this circular.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the PRC

APPENDIX I	ANALYSIS AND DISCUSSION ON THE IMPACT OF THE NON-PUBLIC ISSUANCE OF A SHARES ON THE COMPANY BY THE BOARD

I.	CHANGES IN OPERATIONS, THE ARTICLES OF ASSOCIATION, SHAREHOLDERS’ STRUCTURE, STRUCTURE OF SENIOR MANAGEMENT AND BUSINESS REVENUE OF THE COMPANY

(I)	Impact on the operations of the Company

Among the proceeds from the Non-public Issuance of A Shares, RMB9,021 million will be used for the introduction of a total of 18 aircraft, including three Boeing B737-8 aircraft, three Boeing B787-9 aircraft, ten Airbus A320-251N aircraft and two Airbus A350-900 aircraft, with a view to expanding the scale of aircraft fleet of the Company, optimizing the structure of aircraft fleet, enhancing transportation capacity and meeting the growing demand of operations. Among the proceeds from the Non-public Issuance of A Shares, RMB996 million will be used for the purchase of a total of 15 aircraft simulators, including one A350#1 aircraft simulator, one B787#1 aircraft simulator, one A320#9(NEO) aircraft simulator, one B737MAX#2 aircraft simulator, one B737MAX#3 aircraft simulator, one B737MAX#4 aircraft simulator, four B737 series aircraft simulators and five A320 series aircraft simulators, with a view to fulfilling the flexible training demand of pilots, enhancing the professionality of pilots and reducing the hourly training expenses for pilot. Among the proceeds from the Non-public Issuance of A Shares, RMB1,783 million will be used for the purchase of a total of 20 standby engines, including two GEnx-1B(full), two GEnx-1B(core), three Trent XWB-84, eight LEAP-1A26 and five LEAP-1B standby engines, with a view to meeting the demand of engines brought about by the expansion of business and scale of aircraft fleet of the Company.

The investment projects of proceeds from the Non-public Issuance of A Shares are related to the principal operations of the Company and the proceeds from the Non-public Issuance of H Shares will be used in supplementing the general working capital of the Company, which will not bring material effect to the principal operations of the Company or result in the integration of operations and assets. The Non-public Issuance of A Shares and the Non-public Issuance of H Shares will further reinforce and strengthen the principal operations of the Company, enhance the Company’s core competitive strengths and profitability, enlarge its market share, build a good brand image and lay a solid foundation for the sustainable development in the future.

(II)	Impact on the Articles of Association

Upon the completion of the Non-public Issuance of A Shares and the Non-public Issuance of H Shares, there will be changes in the registered capital, total number of Shares and shareholding structure of the Company. The Company will complete the amendments to the relevant provisions of the Articles of Association based on the results of the non-public issuance, and the procedures of the change of industrial and commercial registration.

(III)	Impact on the Shareholders’ structure

Before the non-public issuance, the total share capital of the Company is 14,467,585,682 shares, of which, CEA Holding directly and indirectly owns 5,530,240,000 A Shares of the Company. Meanwhile, CEA Holding owns 2,626,240,000 H Shares of the Company through CES Global, representing approximately 56.38% of the total number of shares in issue of the Company in total, and is a controlling Shareholder of the Company.

APPENDIX I	ANALYSIS AND DISCUSSION ON THE IMPACT OF THE NON-PUBLIC ISSUANCE OF A SHARES ON THE COMPANY BY THE BOARD

Based on the maximum number of shares to be issued under the Non-public Issuance of A Shares and the Non-public Issuance of H Shares, upon completion of the Non-public Issuance of A Shares and the Non-public Issuance of H Shares, the shareholding percentage of CEA Holding in the Company will decrease from 56.38% to a lowest of approximately 49.13%, remaining a relatively high proportion. CEA Holding will remain as the controlling Shareholder of the Company, and the control of the Company will remain unchanged. Juneyao Airlines and JuneYao Group and/or its designated subsidiaries will own in total not more than 10% of the enlarged A Shares and not more than 10% of the enlarged H Shares solely through the Non-public Issuance of A Shares and the Non- public Issuance of H Shares. The shareholding percentage of Structural Reform Fund shall be less than 2%.

(IV)	Impact on the structure of senior management

Upon the completion of the Non-public Issuance of A Shares and the Non-public Issuance of H Shares, there will be no material change in the structure of senior management of the Company.

(V)	Impact on the structure of business revenue

The proceeds from the Non-public Issuance of A Shares will mainly be used in the introduction of aircraft, purchase of aircraft simulators and standby engines, which are related to the principal operations of the Company. The proceeds from the Non-public Issuance of H Shares will be used in supplementing the general working capital of the Company. The Non-public Issuance of A Shares and the Non-public Issuance of H Shares will not bring material effect to the principal operations or revenue structure of the Company. Air transportation service and related businesses will remain as the principal operations of the Company after issuance.

II.	CHANGES IN THE FINANCIAL POSITION, PROFITABILITY AND CASH FLOW OF THE COMPANY

(I)	Impact on the financial position of the Company

Upon the completion of the non-public issuance, total assets and net assets of the Company will increase accordingly, the capital strength will be improved, the level of net assets will be enhanced and the gearing ratio will be lowered, which will help to optimize the capital structure of the Company, improve its profitability, enhance its capacity in resisting financial risks and the overall competitiveness of the Company, providing a strong support to the Company to further take advantage of its strengths in main businesses. As of 31 March 2018, the gearing ratio of the Company was 74.08%. Based on the gross proceeds from the non-public issuance of A Shares and H Shares, the gearing ratio of the Company will decrease to a lowest of 69.55% after the completion of the issuance.

APPENDIX I	ANALYSIS AND DISCUSSION ON THE IMPACT OF THE NON-PUBLIC ISSUANCE OF A SHARES ON THE COMPANY BY THE BOARD

(II)	Impact on the profitability of the Company

The proceeds from the Non-public Issuance of A Shares will be used in the introduction of aircraft, purchase of aircraft simulators and standby engines, which will effectively expand the scale of the Company’s aircraft fleet, supplement engine resources, further enhance the air transportation capacity of the Company, promote the development of its principal operations and provide a strong support to the continuous growth of business of the Company. The proceeds from the Non-public Issuance of H Shares, after deducting relevant issuance expenses, will be used in supplementing the general working capital of the Company, which will effectively alleviate the capital pressure of the Company, fulfil the demand for general working capital of the Company in the continuous development of its principal operations, further optimize its capital structure, reduce financial costs and enhance its profitability.

(III)	Impact on the cash flow of the Company

Upon the completion of the non-public issuance of A Shares and H Shares, there will be an increase in the Company’s cash inflow from financing activities, which will effectively alleviate the cash flow pressure from business growth. When the proceeds are in place and are effectively used, the cash inflow from future operating activities will also increase. The quality of cash flow of the Company will be further improved, the capital strength and risk-resisting capacity will be significantly enhanced, laying a foundation for business expansion.

III.	CHANGES IN THE COMPANY’S RELATIONSHIP WITH THE CONTROLLING SHAREHOLDER AND ITS ASSOCIATES

Upon the completion of the Non-public Issuance of A Shares and the Non-public Issuance of H Shares, there will be no change in the Company’s business relationship and management relationship with CEA Holding, the controlling Shareholder, and its associates, and there will be neither horizontal competition or potential horizontal competition, nor new related party transactions.

IV.	CAPITAL AND ASSETS OCCUPANCY AND GUARANTEE FOLLOWING THE NON-PUBLIC ISSUANCE

Upon the completion of the Non-public Issuance of A Shares and the Non-public Issuance of H Shares, there will be no capital or assets of the Company occupied by the controlling Shareholder and its related party and there will be no guarantee by the Company for the controlling Shareholder and its related party.

V.	IMPACT ON THE DEBT LEVEL OF THE COMPANY FOLLOWING THE NON- PUBLIC ISSUANCE

When the proceeds from the non-public issuance of A Shares and H Shares are in place, the total assets and net assets of the Company will increase simultaneously, thereby reducing the gearing ratio of the Company, enhancing its solvency position, further improving its financial position and capital structure, which help to further enhance the Company’s capacity in resisting risks and achieve long term sustainable development.

Note:

The English translations of this resolution are unofficial translations for reference only. In the event of any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

APPENDIX II	FEASIBILITY ANALYSIS ON THE USE OF PROCEEDS RAISED FROM THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2018

To enhance the core competence of the Company, improve the capital structure of the Company, further enhance its profitability, maintain the sustainable development of the Company, strengthen and improve its market position and provide better investment return for investors, the Company intends to introduce 18 aircraft, purchase 15 aircraft simulators and purchase 20 standby engines with the proceeds from the Non-public Issuance of A Shares.

I.	PLAN OF USE OF PROCEEDS

The gross proceeds from the Non-public Issuance of A Shares shall not be more than RMB11,800,000,000 (RMB11,800,000,000 inclusive). The net proceeds, after deducting issuance expenses, are intended to be used in the following projects:

No.	Name of project	Aggregate amount of investment	Proposed amount of proceeds to be applied
		(RMB100 million)	(RMB100 million)
1	Introduction of 18 aircraft	96.70	90.21
2	Purchase of 15 aircraft simulators	13.27	9.96
3	Purchase of 20 standby engines	17.83	17.83

Total		127.81	118.00

If the actual amount of net proceeds from the Non-public Issuance of A Shares is less than the proposed amount of proceeds to be applied in the above projects, the Company will adjust and determine the final investment projects, priority of investment and the actual investment amounts of each project based on the actual amount of net proceeds and the priority of each project, and will make up for the shortfall by utilizing internal capital of the Company or through other financing methods.

Prior to receipt of the proceeds to be raised from the Non-public Issuance of A Shares, the Company may contribute self-raised funds in accordance with the actual needs and progress of the projects. Upon receipt of the proceeds to be raised, the Company will replace the funds in accordance with the procedures under relevant laws and regulations.

II.	NECESSITY AND FEASIBILITY ANALYSIS OF USE OF PROCEEDS

(I)	Introduction of 18 aircraft

1.	Summary of project

The Company intends to introduce 18 aircraft, including three Boeing B737-8 aircraft, three Boeing B787-9 aircraft, ten Airbus A320-251N aircraft and two Airbus A350-900 aircraft, with RMB9,021 million of the proceeds from the Non-public Issuance of A Shares. The total consideration for the introduction is USD1,511 million (equivalent to approximately RMB9,670 million)1. The Company intends to pay RMB9,021 million using the proceeds from the Non- public Issuance of A Shares. The expected delivery date for the 18 aircraft to be introduced will be in 2018.

[1]	Calculated at USD1 to RMB6.4

APPENDIX II	FEASIBILITY ANALYSIS ON THE USE OF PROCEEDS RAISED FROM THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2018

2.	Necessity and feasibility analysis of project

(1)	Continuous growth in the global and PRC air transportation market

The demand of global aviation travel continued to rise. According to the estimated data published by International Air Transport Association (IATA), the global aviation industry in 2017 had a rise of 7.5% in total passenger traffic volume compared to last year. The number of passengers carried was 4,081 million, representing an increase of 7.11% from last year. The annual average passenger load factor has reached 81.2%. It is estimated that the total passenger traffic volume will increase by 6.0% in 2018; the number of passengers carried will reach 4,311 million, representing an increase of 5.6% from last year; the annual average passenger load factor will reach 81.4%. It is expected that the overall profit of airlines will increase by 11% to USD38.4 billion in 2018.

During the “13th Five Year” period, the economic development of the PRC has entered new norm and is expected to maintain mid to high speed growth. For the State, the opening up and regional development strategies such as “One Belt One Road” initiative, coordinated development of Beijing, Tianjin and Hebei and the Yangtze River economic zone, etc., are promoted continuously. For cities, “Five Centers” are constructed and “Four Brands” are established in Shanghai, brining development opportunities for the air transportation industry. Meanwhile, along with the optimization and upgrade of economic structure and deepening of supply side reform, consumption further enhances the economic well-being, the per capita disposable income could probably increase further. With public traveling became more and more popular, the travelling demand and payment ability of the public rise significantly. It is expected that the total traffic volume and passenger traffic volume during the “13th Five year” period will maintain a double-digit average annual growth. The portion of passenger traffic volume in the integrated transportation system will be further increased.

As one of the three key state-owned large-size aviation enterprise groups, the rapid growth in economic well-being and air transportation industry impose a higher level of demand on the integrated competence of the Company. The Company intends to enhance its air transportation capacity through the reasonable expansion of the size of its aircraft fleet, continuously promote the “Hub Network Operational Strategy”, solidify its core markets, control major markets, strengthen key markets, increase flight and airways destination so as to expand the flight network, strategically preparing for the increase of market share and continuously strengthening the competitive edge of the Company in the industry.

(2)	Rationality analysis of the introduction of aircraft

The Company has always strived on updating and optimizing the fleet structure, introducing new aircraft continually, retiring aircraft of old models. As of the end of 2017, the Company’s average fleet age was 5.5 years, ranking among the top in the world, thereby became one of the biggest aviation companies equipped with the most streamlined and the most efficient fleet among the world’s large airline companies. In 2017, among its major fleet, the Company introduced a total of 73 aircraft and retired a total of 18 aircraft. With the introduction of B737-8MAX aircraft and the gradual retirement of B767 aircraft, the Company’s fleet age structure has maintained to be younger. As of 31 December 2017, the Company operated a fleet of 637 aircraft, which included 627 passenger aircraft and 10 business aircraft held under trust.

APPENDIX II	FEASIBILITY ANALYSIS ON THE USE OF PROCEEDS RAISED FROM THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2018

The 18 aircraft proposed to be introduced include three Boeing B737-8 aircraft, three Boeing B787-9 aircraft, ten Airbus A320-251N aircraft and two Airbus A350-900 aircraft. The aircraft proposed to be introduced are major models in the market, which are more economic and flexible and are in line with the future strategies of the Company. Among which, A320 series and B737 series are major model series of the Company. As of the end of 2017, the Company operated a total of 291 A320 series aircraft and 254 B737 series aircraft. The Company engaged A320 series and B737 series aircraft in domestic and surrounding countries and regional routes, enhancing the matching level between fleet model and route, transportation capacity and market. The introduction of ten Airbus A320-251N aircraft and three Boeing B737-8 aircraft will further promote the improvement and development of the Company’s route network. Meanwhile, along with the steady and rapid growth in economic well-being, international outbound travel will be further developed. From 2018, the Company will start to introduce the new generation A350-900 and B787-9 long-haul wide-body aircraft and further expand the size of the Company’s wide-body aircraft fleet, to optimize and supplement the long-haul capacity of the Company and fulfil the rising demand for long-haul passenger transportation market. The Company strives to further enhance the operational ability and increase the income level of international long-haul routes, continually optimize the flight experience of travellers through the provision of more relaxing travel services on-board, promote the implementation of international strategies of the Company and further enhance its competitive strength in the international market.

Upon the introduction of 18 aircraft using the proceeds from the Non-public Issuance of A Shares, the Company will expand the size of its aircraft fleet and enhance its transportation capacity. At the same time, the Company will continue to optimize its aircraft fleet structure to adapt to the development plan and purchase plan of aircraft fleet of the Company, which is in compliance with the development direction of the Company in constructing a streamlined and efficient modernized fleet, thereby enhancing the core competence of the Company further.

(3)	Secured human resources of pilots

In 2017, the Company added a total of 573 pilots, among which 327 new captains and 206 new deputy pilots were added. As of the end of 2017, the Company had a total of 7,332 pilots. The annual average flight hours of captains were 867 hours and the annual average flight hours of deputy pilots were 789 hours. The Company has established a corresponding support scheme for human resources based on the future fleet development plan. The number of pilots proposed to be added annually will be able to fulfil the demand of new introduction of aircraft.

3.	Approval and registration of project

The project has been approved by the “Notice Regarding the Scrolling Adjustment Scheme on Air Transport Fleet of China Eastern Airlines Corporation Limited for 2014–2018 (Min Hang Ji Fa [2014] No. 13) 《關於下發中國東方航空股份有限公司2014–2018年運輸機隊規劃滾 動調整方案的通知》(民航計發 [2014]13號) of the CAAC.

APPENDIX II	FEASIBILITY ANALYSIS ON THE USE OF PROCEEDS RAISED FROM THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2018

4.	Investment budget

Based on the latest release of 2018 product catalogue prices by Boeing Commercial Airplanes and Airbus Group, the catalogue prices of the aircraft to be introduced by the Company are as follows:

No.	Aircraft model	Producer	Number	Catalogue price	Catalogue price
			(aircraft)	(USD100 million)	(RMB100 million)
1	B737-8	Boeing	3	1.17	7.49
2	B787-9	Boeing	3	2.82	18.02
3	A320-251N	Airbus	10	1.11	7.08
4	A350-900	Airbus	2	3.17	20.31

Note:	The exchange rate of USD1 to RMB6.4 is used to calculate the above RMB amount.

The total catalogue prices of the 18 aircraft to be introduced amount to USD2,937 million. The actual consideration, after determined by the contracted parties on an arm’s length basis, is lower than the price contained in the catalogue. The total consideration of the 18 aircraft is approximately USD1,511 million (equivalent to approximately RMB9,670 million)2. The Company will use not more than RMB9,021 million of the proceeds from the Non-public Issuance of A Shares in the introduction of the 18 aircraft, and will make up for the shortfall from other channels.

5.	Basic information of the aircraft proposed to be introduced

The fundamental parameters of standard configuration of Boeing B737-8, Boeing B787-9, Airbus A320-251N and Airbus A350-900 aircraft are as follows:

	B737-8	B787-9	A320-251N	A350-900
Length (Meter)	39.47	62.82	37.57	66.80
Wing span (Meter)	35.92	60.17	35.80	64.75
Height (Meter)	12.29	17.02	11.83	17.05
Typical cruising speed (Mach)	0.78	0.85	0.78	0.85
Maximum flight level (Feet)	41,100	43,100	39,800	43,000
Maximum payload (Tonnes)	19.5	49.9	17.9	49.6
Seats	176	285	165	325

(1)	A320-251N

Airbus A320-251N series aircraft is the advanced model of the existing A320 series aircraft. It is installed with new efficient engines and equipped with the latest Sharklet of Airbus. Certain structure of the wings and body of the aircraft are optimized. Its flight management system, navigation control system, hydraulic system, power system and air-conditioning system have undertaken necessary changes and adjustment. The high bypass ratio engine LEAP-1A, with characteristics such as turbines made with cutting-edge materials, extremely efficient thermodynamics and composite fan blades, can reduce 15% of fuel consumption and carbon dioxide emission.

[2]	Calculated at USD1 to RMB6.4

APPENDIX II	FEASIBILITY ANALYSIS ON THE USE OF PROCEEDS RAISED FROM THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2018

(2)	A350-900

The technologically advanced A350-900 aircraft has superb performance in aspects such as materials, engines, pneumatic design and system. 70% of the structure of the body of aircraft are made of new materials, including 53% carbon fibre reinforced polymer and advanced aluminium alloy and titanium alloy, which can reduce the weight of the aircraft, enhance cost-effectiveness of aircraft and minimize maintenance needs. The new TRENT XWB engines are quieter and more efficient. Compared with the aircraft before, various improvements significantly reduce the integrated operation costs, fuel consumption and carbon dioxide emission. Meanwhile, A350-900 aircraft achieves maximum aerodynamic efficiency, reduces resistance and fuel consumption through the improvement of load of the aircraft wings.

A350-900 aircraft can fly 7,026 nautical miles and have large number of seats. The performance of A350-900 aircraft can fulfil the demand of long-haul flight operation and long-haul wide-body aircraft fleet expansion of the Company so as to center at hub markets.

(3)	B787-9

The technologically advanced B787-9 aircraft has superb performance in aspects such as materials, engines, pneumatic design and system. Apart from appearance design such as special design of aircraft nose, new idea of wingtip and vertical tail, the Boeing 787 aircraft provides two choices of engine structure. Engines of 787 aircraft from different manufacturers have the same standard interface, therefore, there is no incompatibility when airlines interchange the engines of aircraft. Cabin pressure is maintained by electrical air compressor where high pressure brought in by engine compressor is not used. The airtight material of the aircraft body has better performance in maintaining cabin humidity than the old passenger aircraft models. Cabin pressure can be pressurized to an air pressure equivalent to 1,800 meters above sea level. The pressurization capacity is enhanced compared to other models that can pressurize air to approximately 2,400 meters above sea level.

B787-9 aircraft can fly 7,230 nautical miles. The performance of B787-9 aircraft can fulfil the demand of long-haul flight operation and long-haul wide-body aircraft fleet expansion of the Company, which is suitable for point-to-point market operation of long-haul routes and effectively supplements hub markets.

(4)	B737-8

Boeing B737-8 aircraft has advanced cockpit display system, lower fuel consumption, more relaxing sky interior and larger load.

APPENDIX II	FEASIBILITY ANALYSIS ON THE USE OF PROCEEDS RAISED FROM THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2018

6.	Analysis of project effectiveness

The introduction and operation of three Boeing B737-8 aircraft, three Boeing B787-9 aircraft, ten Airbus A320-251N aircraft and two Airbus A350-900 aircraft will be able to enhance the transportation capacity of the Company and transportation volume of major routes and increase flight revenue. Meanwhile, the newly introduced aircraft will replace certain aircraft of old models, which helps to optimize aircraft fleet structure, effectively reduce fuel consumption and maintenance costs, thereby enhancing the profitability and core competence of the Company.

The aircraft proposed to be introduced will be included in the current aircraft fleet of the Company for unified allocation and management. Based on the past operation information of aircraft fleet of the Company, after preliminary estimation, the introduction of 18 aircraft will bring an aggregate revenue of approximately RMB3,327 million to the Company for each complete year.

(II)	Purchase of 15 aircraft simulators

1.	Summary of project

The Company intends to purchase one A350#1 aircraft simulator, one B787#1 aircraft simulator, one A320#9(NEO) aircraft simulator, one B737MAX#2 aircraft simulator, one B737MAX#3 aircraft simulator, one B737MAX#4 aircraft simulator, four B737 series aircraft simulators and five A320 series aircraft simulators, with RMB996 million of the proceeds from the non-public issuance.

The major suppliers of aircraft simulators include CAE Inc. in Canada, L-3 Company in the United States and Flight Safety Company in the United States, etc. Based on factors such as the price of aircraft simulators purchased by the Company, current aircraft fleet of the Company and the change in market price, it is expected the total consideration for the purchase of 15 aircraft simulators is approximately USD207 million (equivalent to approximately RMB1,327 million)3. The Company intends to use RMB996 million of the proceeds from the Non-public Issuance of A Shares. The implementation of the project will be in line with the aircraft fleet development of the Company, fulfil the rigid demand for aviation training of each model by the Company and the continuous training demand for pilot teams brought about by the business expansion of the Company, reduce the hourly training costs of pilots and provide higher flexibility for pilot training of the Company.

2.	Necessity and feasibility analysis of project

(1)	Annual expansion of the size of aircraft fleet of the Company and rising demand for aircraft simulator training of each model

The Company will introduce 70 A320NEO aircraft between 2018 and 2020. Based on the estimation of information in recent years, in average, 20 A320NEO aircraft need to be equipped with one aircraft simulator. The Company will introduce three A320NEO aircraft simulators, with an addition of one aircraft simulator each year from 2016 to 2018, with a view to fulfilling the demand of the Company and third party market. One A320NEO aircraft simulator is proposed to be purchased with the proceeds.

[3]	Calculated at USD1 to RMB6.4

APPENDIX II	FEASIBILITY ANALYSIS ON THE USE OF PROCEEDS RAISED FROM THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2018

According to the introduction plan of B737MAX aircraft of the Company, 60 aircraft are expected to be delivered from 2018 to 2020 gradually. Based on the estimation of information in recent years, in average, 20 B737MAX aircraft need to be equipped with one aircraft simulator. Three B737MAX aircraft simulators are proposed to be purchased with the proceeds.

Meanwhile, according to the “13th Five Year” development plan and aircraft introduction plan of the Company, 15 B787-9 aircraft and 20 A350-900 aircraft purchased by the Company will start to be delivered from 2018. One B787 aircraft simulator and one A350 aircraft simulator are proposed to be purchased with the proceeds.

According to the aircraft introduction plan of the Company, 88 B737 series aircraft and 71 A320 series aircraft will be net added by the Company from 2018 to 2020 gradually. By the end of the “13th Five Year”, the Company will have 342 B737 series aircraft and 362 A320 series aircraft. The current B737 series and A320 series aircraft simulators in China Eastern Airlines Technology Application Research Center are no longer able to fulfil the demand of flight training of the Company during the “13th Five Year” period. Therefore, to cater for the expansion of aircraft fleet of the Company and fulfil the rigid demand of flight training, the Company intends to introduce four B737 series aircraft simulators and five A320 series aircraft simulators from 2019 to 2020.

The 15 aircraft simulators proposed to be purchased will fulfil the rising training demand of aircraft simulators of each model brought about by the annual expansion of the size of aircraft fleet of the Company, as well as enhance training quality to ensure flight safety.

(2)	Fulfilment of pilot training demand of the Company

According to the Order of the Ministry of Transport of the People’s Republic of China (No. 29 [2017]) “Rules on the Examination and Approval of the Operation Certification of Public Air Transportation Carriers of Large Aircraft” (中華人民共和國交通運輸部令（2017年第29號）《大型飛機公共航空運輸承運人運行合格審定規則》 ), airlines are required to provide training for pilots annually, including new-hire training, initial training, transition training, advancement training and revision training, of which flight training in the aircraft simulator is an integral part of the flight training course. The Company has placed emphasis on the development of talents and has set up clear development and training plans for talents. In 2017, the Company has completed 62 themed courses for upgrading the capabilities of flight personnel and nine emergency mission courses such as B737MAX and A320NEO. The Company has promoted bilingual courses in order to satisfy the needs of foreign flight personnel training. Altogether 49,663 people have completed trainings, 980 people dispatched; 205 tranches or 3,620 people have completed the five required trainings in the transportation industry, which are dispatch, information, flight operations, on-the-spot affairs and capabilities.

APPENDIX II	FEASIBILITY ANALYSIS ON THE USE OF PROCEEDS RAISED FROM THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2018

In recent years, the number of flight personnel of the Company has continued to rise along with the continuous expansion of the size of aircraft fleet. There is rising training demand of flight personnel and aircraft simulator training. In 2017, the annual training hours of aircraft simulators of the Company amounted to approximately 123,159 hours. According to the size of aircraft fleet of the Company and development plan of pilot teams, it is expected that the annual training hours of aircraft simulators of the Company in 2018 will exceed 145,800 hours. The current aircraft simulators of the Company will no longer be able to fulfil the escalating demand of sufficient and flexible pilot training. In addition, the pilot training costs from aircraft simulator training in third party flight training centers will increase significantly.

Therefore, to cater for the development of aircraft fleet of the Company, fulfil the rigid demand of flight training of the Company and the continuous training demand of pilot teams brought about by the business expansion of the Company, as well as to reduce the hourly training costs of pilots, it is necessary for the Company to purchase 15 aircraft simulators to ensure the rising training demand of the Company and provide higher flexibility for pilot training of the Company.

3.	Approval and registration of project

The purchase of 15 aircraft simulators shall not be subject to the special approval of government departments.

4.	Investment budget

The major suppliers of aircraft simulators include CAE Inc. in Canada, L-3 Company in the United States and Flight Safety Company in the United States, etc. Based on factors such as the price of aircraft simulators purchased by the Company, current aircraft fleet of the Company and the change in market price, it is expected the total consideration for the purchase of 15 aircraft simulators is approximately USD207 million (equivalent to approximately RMB1,327 million)4. The Company intends to use RMB996 million of the proceeds from the Non-public Issuance of A Shares.

5.	Analysis of project effectiveness

For aircraft simulator training, training in other external training centers, depending on different models of aircraft simulator, costs approximately RMB3,100 to RMB6,300 per hour. Whereas training in aircraft simulators purchased by the Company will effectively reduce the hourly training costs. By estimation, the 15 aircraft simulators proposed to be purchased with the proceeds are expected to save approximately RMB123 million for the Company each year.

[4]	Calculated at USD1 to RMB6.4

APPENDIX II	FEASIBILITY ANALYSIS ON THE USE OF PROCEEDS RAISED FROM THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2018

(III)	Purchase of 20 standby engines

1.	Summary of project

The Company intends to use RMB1,783 million of the proceeds from the Non-public Issuance of A Shares to introduce 20 standby engines, including two GEnx-1B(full), two GEnx-1B(core), three Trent XWB-84, eight LEAP-1A26 and five LEAP-1B. The major suppliers of standby engines include GE Company, RR Company and CFM Company, etc. According to the agreements, the total consideration of the purchase of 20 standby engines is approximately USD279 million (equivalent to approximately RMB1,783 million)5. The Company intends to pay RMB1,783 million using the proceeds from the non-public issuance.

Maintaining a reasonable amount of standby engines can prevent the effect on the normal operations of the overall aircraft fleet resulting from the malfunction of engines. The use of proceeds in the purchase of standby engines will help to further safeguard the effective operations of the overall aircraft fleet, increase the competitiveness of the Company and the continuously enhance the overall economic efficiency of the Company.

2.	Necessity and feasibility analysis of project

Along with the continuous enlargement of transportation capacity of the Company and the annual expansion of the size of its aircraft fleet, as well as the strong emphasis on the safe and efficient operations by the Company, the Company needs sufficient amount of standby engines to respond to conditions such as engines replacement or maintenance, thereby safeguarding the safe and efficient operations of the Company. According to the aircraft fleet plan of the Company, the Company plans to introduce 70 A320NEO aircraft from 2018 to 2020, 60 B737MAX aircraft from 2017 to 2020, 15 B787-9 aircraft from 2018 to 2021 and 20 A350 aircraft from 2018 to 2022. To safeguard the safe and efficient operations of the four aircraft fleet newly introduced above, effectively prevent the effect on the normal operations of the overall aircraft fleet resulting from the malfunction of engines, the Company intends to introduce eight LEAP-1A, eight LEAP-1B, three GEnx-1B (the supplier will gift one engine for free on top of the three standby engines purchased by the Company) and four TRENT XWB standby engines, of which, the proceeds are proposed to be used to purchase three GEnx-1B (the supplier will gift one engine for free on top of the three standby engines purchased by the Company), three TRENT XWB, eight LEAP-1A26 and five LEAP-1B.

Meanwhile, the major suppliers of standby engines include GE Company, RR Company and CFM Company, etc. Suppliers such as GE Company, RR Company and CFM Company, who have experience to cooperate with the Company, accept the introduction plan of standby engines of the Company and guarantee to have production capacity to deliver the standby engines according to the plan.

[5]	Calculated at USD1 to RMB6.4

APPENDIX II	FEASIBILITY ANALYSIS ON THE USE OF PROCEEDS RAISED FROM THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2018

3.	Approval and registration of project

The purchase of 20 standby engines shall not be subject to the special approval of government departments.

4.	Investment budget

The major suppliers of standby engines include GE Company, RR Company and CFM Company, etc. Based on the prices of the standby engines purchased by the Company, the prices of standby engines to be purchased by the Company are as follows:

No.	Name of project	Number	Catalogue price (USD10,000)	Catalogue price (RMB10,000)
1	GEnx-1B(full)	2	2,714.72	17,374.21
2	GEnx-1B(core)	2	2,443.20	15,636.46
3	Trent XWB-84	3	2,994.19	19,162.81
4	LEAP-1A26	8	1,346.57	8,618.03
5	LEAP-1B	5	1,370.63	8,772.02

Note: The exchange rate of USD1 to RMB6.4 is used to calculate the above RMB amount.

The total catalogue prices of the 20 standby engines to be introduced amount to USD342 million. The actual price, after determined by the contracted parties on an arm’s length basis, is lower than the price contained in the catalogue. The total consideration of the 20 standby engines is approximately USD279 million (equivalent to approximately RMB1,783 million)6. The Company will use not more than RMB1,783 million of the proceeds from the Non-public Issuance of A Shares in the purchase of 20 standby engines, and will make up for the shortfall from other channels.

5.	Analysis of project effectiveness

The project does not bring direct revenue. Under the circumstances of growing transportation capacity and development of the Company, the purchase of 20 standby engines will safeguard the safe flight of aircraft and the safe operations of the Company, which is beneficial to the sound and normal operations of the overall aircraft fleet of the Company.

[6]	Calculated at USD1 to RMB6.4

APPENDIX II	FEASIBILITY ANALYSIS ON THE USE OF PROCEEDS RAISED FROM THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2018

III.	IMPACT OF THE PROCEED INVESTMENT PROJECTS ON THE OPERATIONAL MANAGEMENT AND FINANCIAL POSITION OF THE COMPANY

(I)	Impact of the Non-public Issuance of A Shares on the operational management of the Company

The introduction of quality strategic partners and funding necessary for development not only helps to optimize the shareholding structure of the Company, improve management level and enhance the Company’s ability in sustainable development, and is also of positive significance for the Company to respond to the “Yangtze River Economic Zone Strategy” of the State, the construction of “Five Centers” and the establishment of “Four Brands” in Shanghai, actively establish the Shanghai core hub, optimize and improve the structure of flight network and further enhance its influence in Shanghai and even in the Yangtze River Delta and the PRC air transportation market.

The proceeds from the Non-public Issuance of A Shares will be used for the introduction of 18 aircraft, purchase of 15 aircraft simulators and purchase of 20 standby engines, which will expand the size of aircraft fleet and optimize the structure of aircraft fleet, enhance the air transportation capacity and the safety security of the Company, fulfil the rising training demand of the Company, safeguard the stable commencement of business of the Company and promote the successful implementation of strategies of the Company. The use of proceeds from the Non-public Issuance of A Shares will help to strengthen, improve and expand the core businesses of the Company, enhance the core competence of the Company, improve its brand image, enlarge its market share, maintain and increase the profit level of the Company, maintain the sustainable development of the Company, strengthen and improve industry position and bring better investment return for investors.

(II)	Impact of the Non-public Issuance of A Shares on the financial position of the Company

1.	Optimization of financial indicators

As of 31 March 2018, the Company had total assets of RMB227,472 million and total liabilities of RMB168,502 million, with a gearing ratio of 74.08% in the combined statement. Upon the completion of the Non-public Issuance of A Shares, total assets and total liabilities of the Company will increase simultaneously and the gearing ratio will decrease and its solvency position will be enhanced, which will help to enhance the Company’s ability in resisting financial risks.

2.	Enhancement of capital strength

The gross proceeds from the Non-public Issuance of A Shares shall not be more than RMB11,800 million (RMB11,800 million inclusive). As of 31 March 2018, shareholders’ equity attributable to the parent company of the Company amounted to RMB55,383 million. Upon the completion of the Non-public Issuance of A Shares, shareholders’ equity attributable to the parent company of the Company will further increase, the capital strengths of the Company will be enhanced and its capital structure will be optimized, laying a solid foundation for the expansion of the size of aircraft fleet of the Company, optimization of aircraft fleet, fulfilment of rising training demand, enhancement of aircraft fleet quality and safe operation level, increase of market share and business scale.

APPENDIX II	FEASIBILITY ANALYSIS ON THE USE OF PROCEEDS RAISED FROM THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2018

3.	Increase of profitability

To further strengthen, improve and expand the core businesses of the Company, enhance the core competence of the Company, improve the capital structure of the Company, maintain the sustainable development of the Company, strengthen and improve its industry position and provide better investment return for investors, the Company intends to use the proceeds from the Non-public Issuance of A Shares for the introduction of 18 aircraft, purchase of 15 aircraft simulators and purchase of 20 standby engines.

The investment projects of proceeds are in compliance with relevant industry policies of the State and are in line with the overall strategic development of the Company. The investment projects have good market development prospects and high economic efficiency and the use of proceeds are reasonable and practicable. The implementation of the investment projects of proceeds will introduce funds for subsequent development of the Company, so as to enlarge the size of aircraft fleet and increase the amount of other equipment. The implementation of the projects will enable the Company to enhance its air transportation capacity, increase existing flights and introduce new routes to expand the size of the aircraft fleet reasonably, as well as enable the Company to expand its route network layout, provide more efficient and quality travel services, which will increase the profit level and return on net assets of the Company in the long run.

The completion of the projects will help to promote the development of the principal operations of the Company, further enhance the market influence of the Company, increase its profitability, lay a strong foundation for the continuous expansion of market share and influence of the Company, further enhance the core competence of the Company and continually strengthen its competitive edge in the industry, which are in the interests of the Company and all Shareholders.

Note:	The English translations of this resolution are unofficial translations for reference only. In the event of any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

APPENDIX III	REPORT ON THE USE OF PROCEEDS OF THE PREVIOUS FUND RAISING ACTIVITIES BY CHINA EASTERN AIRLINES CORPORATION LIMITED AS OF 31 MARCH 2018

I.	STATUS OF THE PREVIOUS FUND RAISING ACTIVITIES

Pursuant to the “Approval of Non-public Issue of Shares by China Eastern Airlines Corporation Limited” (Zheng Jian Xu Ke [2013] No. 297) (證監許可[2013]297號文《關於核准中國東方航空股份有限公司非公開發行股票的批覆》 ) issued by the China Securities Regulatory Commission, China Eastern Airlines Corporation Limited (“CEA” or the “Company”) issued 698,865,000 RMB-denominated ordinary shares (A Shares) at an issue price of RMB3.28 per share by way of non-public issue on 16 April 2013. Total proceeds from this issuance amounted to RMB2,292,277,200.00 (the “First Proceeds in 2013”).

Pursuant to the “Approval of Additional Issue of Overseas Listed Foreign Shares by China Eastern Airlines Corporation Limited” (Zheng Jian Xu Ke [2013] No. 104) (證監許可[2013]104號文《關於核准中國東方航空股份有限公司增發境外上市外資股的批覆》 ) issued by the China Securities Regulatory Commission, the Company completed the additional issue of 698,865,000 overseas listed foreign shares (H Shares) to CES Global Holdings (Hong Kong) Limited (東航國際控股(香港 )有限公 司 ) at an issue price of HK$2.32 per share in June 2013. Total proceeds from this issuance amounted to HK$1,621,366,800.00 (equivalent to RMB1,289,473,016.04 at the middle price of the exchange rate of HK$1 to RMB0.7953 as announced by the State Administration of Foreign Exchange on the capital injection date) (the “Second Proceeds in 2013”).

Pursuant to the “Approval of Additional Issue of Overseas Listed Foreign Shares by China Eastern Airlines Corporation Limited” (Zheng Jian Xu Ke [2015] No. 1748) (證監許可[2015]1748號文《關於核准中國東方航空股份有限公司增發境外上市外資股的批覆》 ) issued by the China Securities Regulatory Commission, the Company completed the issue of 465,910,000 ordinary H Shares to Delta Air Lines, Inc. at an issue price of HK$7.49 per share of par value RMB1 each on 9 September 2015. Total proceeds from this issuance amounted to HK$3,488,895,000.00 (equivalent to RMB2,864,278,128.15 at the middle price of the exchange rate of HK$1 to RMB0.82097 as announced by the State Administration of Foreign Exchange on the capital injection date) (the “Proceeds in 2015”).

Pursuant to the “Approval of Non-public Issue of Shares by China Eastern Airlines Corporation Limited” (Zheng Jian Xu Ke [2016] No. 8) (證監許可[2016]8號文《關於核准中國東方航空股份有限公司非公開發行股票的批覆》 ) issued by the China Securities Regulatory Commission, the Company issued 1,327,406,822 RMB-denominated ordinary shares (A Shares) at an issue price of RMB6.44 per share by way of non-public issue on 27 June 2016. Total proceeds from this issuance amounted to RMB8,548,499,933.68 (the “Proceeds in 2016”).

APPENDIX III	REPORT ON THE USE OF PROCEEDS OF THE PREVIOUS FUND RAISING ACTIVITIES BY CHINA EASTERN AIRLINES CORPORATION LIMITED AS OF 31 MARCH 2018

Pursuant to the “Rules Governing the Utilization Report on the Use of Proceeds from Previous Fund Raising Activities” (Zheng Jian Fa Xing Zi [2007] No. 500) 《( 關於前次募集資金使用情况報告的規定》（證監發行字 [2007]500號）), the use of proceeds from previous fund raising activities of the Company as of 31 March 2018 is reported as follows:

(I)	Amount and Time of Receipt of Proceeds from Previous Fund Raising Activities

1.	First Proceeds in 2013

In April 2013, the total number of non-public issued A Shares of CEA was 698,865,000, of which China Eastern Air Holding Company, its controlling shareholder, subscribed for 241,547,927 shares with a subscription amount of RMB792,277,200.56; and CES Finance Holding Co., Ltd. (東航金戎控股有限責任公司) subscribed for 457,317,073 shares with a subscription amount of RMB1,499,999,999.44. The total subscription amount was RMB2,292,277,200.00.

After the deduction of sponsor fee, underwriting fee and other issuance expenses, the actual amount of net proceeds amounted to RMB2,286,181,841.80. The said proceeds were deposited into the special account opened by the Company for the proceeds in full amount on 12 April 2013 and verified by the “Capital Verification Report in Relation to the Changes in Registered Capital and Equity of China Eastern Airlines Corporation Limited” (Hu Zhong Hui Yan Zi (2013) No. 3741) (滬眾會驗字(2013)第3741號《中國東方航空股份有限公司註冊資本及股本變更的驗資報告》 ) issued by Shanghai Zhonghua Huyin Certified Public Accountants Co., Ltd. (上海眾華滬銀會計師事務所有限公司).

2.	Second Proceeds in 2013

The Company completed the additional issue of 698,865,000 overseas listed foreign shares (H Shares) to CES Global Holdings (Hong Kong) Limited (東航國際控股（香港）有限公司) at an issue price of HK$2.32 per share in June 2013. Total proceeds from this issuance amounted to HK$1,621,366,800.00 (equivalent to RMB1,289,473,016.04 at the middle price of the exchange rate of HK$1 to RMB0.7953 as announced by the State Administration of Foreign Exchange on the capital injection date). After the deduction of sponsor fee, underwriting fee and other issuance expenses, the actual amount of net proceeds amounted to RMB1,286,209,317.64. The said proceeds were deposited into the special account opened by the Company for the proceeds in full amount on 20 June 2013 and verified by the capital verification report (Hu Zhong Hui Yan Zi (2013) No. 4737) (滬眾會驗字(2013)第4737號) issued by Shanghai Zhonghua Huyin Certified Public Accountants Co., Ltd. (上海眾華滬銀會計師事務所有限公司).

APPENDIX III	REPORT ON THE USE OF PROCEEDS OF THE PREVIOUS FUND RAISING ACTIVITIES BY CHINA EASTERN AIRLINES CORPORATION LIMITED AS OF 31 MARCH 2018

3.	Proceeds in 2015

The Company completed the additional issue of 465,910,000 overseas listed foreign shares (H Shares) to Delta Air Lines, Inc. at an issue price of HK$7.49 per share on 27 July 2015. Total proceeds from this issuance amounted to HK$3,488,895,000.00 (equivalent to RMB2,864,278,128.15 at the middle price of the exchange rate of HK$1 to RMB0.82097 as announced by the State Administration of Foreign Exchange on the capital injection date). After the deduction of sponsor fee, underwriting fee and other issuance expenses, the actual amount of net proceeds amounted to RMB2,854,890,041.65. The said proceeds were deposited into the special foreign exchange account opened by the Company in full amount on 9 September 2015 and verified by the capital verification report (Ernst & Young Hua Ming (2015) Yan Zi No. 61056687_B01) (安永華明(2015)驗字第61056687_B01號) issued by Ernst & Young Hua Ming LLP. Shanghai Branch (安永華明會計師事務所（特殊普通合夥）上海分所).

4.	Proceeds in 2016

On 27 June 2016, the total number of non-public issued A Shares of CEA was 1,327,406,822, of which Shanghai Licheng Information Technology Consulting Co., Ltd. (上海勵程信息技術諮詢有限公司) subscribed for 465,838,509 shares with a subscription amount of RMB2,999,999,997.96; China National Aviation Fuel Holding Company (中國航空油料集團公司) subscribed for 465,838,509 shares with a subscription amount of RMB2,999,999,997.96; China COSCO Shipping Corporation Limited (中國遠洋海運集團有限 公 司 ) subscribed for 232,919,254 shares with a subscription amount of RMB1,499,999,995.76; and Caitong Fund Management Co., Ltd. (財通基金管理有限公司) subscribed for 162,810,550 shares with a subscription amount of RMB1,048,499,942.00. The total subscription amount was RMB8,548,499,933.68.

After the deduction of sponsor fee, underwriting fee and other issuance expenses, the actual amount of net proceeds amounted to RMB8,539,974,533.71. The said proceeds were deposited into the special account opened by the Company for the proceeds in full amount on 27 June 2016 and verified by the capital verification report (Ernst & Young Hua Ming (2016) Yan Zi No. 61056687_B02) (安永華明(2016)驗字第61056687_B02號) issued by Ernst & Young Hua Ming LLP. (安永華明會計師事務所（特殊普通合夥）).

(II)	DEPOSIT OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES IN THE SPECIAL ACCOUNT

1.	First Proceeds in 2013

On 12 April 2013, after the deduction of other issuance expenses, the initial deposit amount of proceeds from the issue of ordinary A Shares of the Company in the special account amounted to RMB2,286,181,841.80.

The said proceeds were deposited into the special account opened by the Company in Shanghai Changning Sub-branch of Bank of Communications Co., Ltd. (account number: 310066629018170222162). As of 31 March 2018, the said special account for the proceeds has been cancelled.

APPENDIX III	REPORT ON THE USE OF PROCEEDS OF THE PREVIOUS FUND RAISING ACTIVITIES BY CHINA EASTERN AIRLINES CORPORATION LIMITED AS OF 31 MARCH 2018

2.	Second Proceeds in 2013

On 20 June 2013, after the deduction of other issuance expenses, the initial deposit amount of proceeds from the issue of ordinary H Shares of the Company in the special account amounted to RMB1,286,209,317.64.

The said proceeds were deposited into the special accounts opened by the Company in Hong Kong Branch of Bank of Communications Co., Ltd. (accounts number: 02753220090309 and 02753220112924). As of 31 March 2018, the said special accounts for the proceeds have been cancelled.

3.	Proceeds in 2015

On 9 September 2015, after the deduction of other issuance expenses, the initial deposit amount of proceeds from the issue of ordinary H Shares of the Company in the special account amounted to RMB2,854,890,041.65.

The said proceeds were deposited into the special foreign exchange account opened by the Company in Hong Kong Branch of Citibank, N.A. (account number: 1-247366-004). As of 31 March 2018, the said special account for the proceeds has been cancelled.

4.	Proceeds in 2016

On 27 June 2016, after the deduction of other issuance expenses, the initial deposit amount of proceeds from the issue of ordinary A Shares of the Company in the special account amounted to RMB8,539,974,533.71.

The said proceeds were deposited into the special accounts opened by the Company in Shanghai Liyuan Sub-branch of China Minsheng Banking Corporation Limited (account number: 696631600) and Shanghai Gubei Sub-branch of China CITIC Bank Corporation Limited (account number: 8110201013900218746), respectively. As of 31 March 2018, the said special account for the proceeds has been cancelled.

II.	ACTUAL USAGE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

(I)	Reference Table of the Usage of Proceeds from Previous Fund Raising Activities

Details of the actual usage of proceeds from previous fund raising activities are set out in Annex 1 “Reference Table of the Usage of Proceeds from Previous Fund Raising Activities”.

(II)	Changes in Projects Actually Invested with Proceeds from Previous Fund Raising Activities

N/A.

APPENDIX III	REPORT ON THE USE OF PROCEEDS OF THE PREVIOUS FUND RAISING ACTIVITIES BY CHINA EASTERN AIRLINES CORPORATION LIMITED AS OF 31 MARCH 2018

(III)	Initial Investment or Replacement of Projects Invested with Proceeds from Previous Fund Raising Activities

Upon review and approval at the second meeting of the eighth session of the Board of China Eastern Airlines Corporation Limited held on 4 July 2016, during the period from 23 April 2015 to 31 May 2016, the Company initially invested its self-raised funds to purchase 28 aircraft and repay loans from financial institutions in a total amount of RMB13,134,183,900. Details of the utilization are set out in Annex 3 “Initial Investment in Projects in Relation to Proceeds from Issue of A Shares with Self-raised Funds — Proceeds in 2016”. The report on the initial investment in the above projects with self-raised funds was verified by Ernst & Young Hua Ming LLP., which issued the special verification report (Ernst & Young Hua Ming (2016) Zhuan Zi No. 61056687_B38) (安永華明(2016)專字第 61056687_B38 號 ). The independent directors of the Company have given their consent to the initial investment and replacement of the projects invested with such proceeds.

(IV)	Temporary Replenishment of Liquidity by Idle Proceeds

The Company does not have any temporary replenishment of liquidity by idle proceeds.

(V)	Usage of Surplus Funds from Projects in Relation to Proceeds from Previous Fund Raising Activities

On 31 March 2018, the Company’s investment on projects invested with proceeds from issue    of ordinary A Shares and H Shares were completed. The special accounts for the proceeds have been cancelled.

III.	BENEFITS REALIZED FROM PROJECTS INVESTED WITH PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

(I)	Reference Table of the Benefits Realized from Projects Invested with Proceeds from Previous Fund Raising Activities

Details of the benefits realized from projects invested with proceeds from previous fund raising activities are set out in Annex 2 “Reference Table of the Benefits Realized from Projects Invested with Proceeds from Previous Fund Raising Activities”.

(II)	Circumstances when Benefits Realized from Projects Invested with Proceeds from Previous Fund Raising Activities cannot be Individually Assessed

Details of the circumstances when benefits realized from projects invested with proceeds from previous fund raising activities cannot be individually assessed are set out in Annex 2 “Reference Table of the Benefits Realized from Projects Invested with Proceeds from Previous Fund Raising Activities”.

(III)	Circumstances when Accumulated Benefits Realized from Projects Invested with Proceeds from Previous Fund Raising Activities are lower than 20% (Include 20%) of the Committed Amount

N/A.

APPENDIX III	REPORT ON THE USE OF PROCEEDS OF THE PREVIOUS FUND RAISING ACTIVITIES BY CHINA EASTERN AIRLINES CORPORATION LIMITED AS OF 31 MARCH 2018

IV.	UTILIZATION OF ASSETS FOR SUBSCRIPTION OF SHARES IN PREVIOUS FUND RAISING ACTIVITIES

N/A.

V.	TRANSFER OF PROJECTS IN RELATION TO PROCEEDS

N/A.

VI.	COMPARISON OF THE ACTUAL USAGE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES AND THE RELEVANT INFORMATION DISCLOSED IN PERIODIC REPORTS OF THE COMPANY

The Company compared the actual usage of proceeds from previous fund raising activities as of 31 March 2018 disclosed in this report with the relevant information disclosed in periodic reports of the Company, and there are no discrepancies in the information disclosed in relation to proceeds from previous fund raising activities.

VII.	CONCLUSION

The Board considered that the Company utilized the proceeds from previous fund raising activities according to the specified use of proceeds. The Company fulfilled its obligation of disclosure in accordance with the “Rules Governing the Utilization Report on the Use of Proceeds from Previous Fund Raising Activities” (Zheng Jian Fa Xing Zi [2007] No. 500) 《( 關於前次募集資金使用情况報告的規定》（證監 發行字[2007]500號）) with respect to the investment and progress of proceeds from previous fund raising activities.

All Directors of the Company undertake that there are no misrepresentations, misleading statements or material omissions in this report and they are jointly and severally liable for the authenticity, accuracy and completeness of the information contained in this report.

The Board of China Eastern Airlines Corporation Limited

10 July 2018

APPENDIX III	REPORT ON THE USE OF PROCEEDS OF THE PREVIOUS FUND RAISING ACTIVITIES BY CHINA EASTERN AIRLINES CORPORATION LIMITED AS OF 31 MARCH 2018

Annex 1: Reference Table of the Usage of Proceeds from Previous Fund Raising Activities as of 31 March 2018 – First Proceeds in 2013

Unit: RMB10,000
Total proceeds:	228,618.18	Total accumulated proceeds utilized:	228,618.18
Total proceeds used each year:
Total proceeds with change of use:	N/A	2013:	228,618.18
		2014:	—
		2015:	—
		2016:	—
		2017:	—
Proportion of total proceeds with change of use:	N/A	Three months ended 31 March 2018:	—

	Investment projects		Total proceeds invested			Accumulated proceeds invested as of 31 March 2018 (“Cut-off Date”)

No.	Investment projects committed	Actual projects invested	Investment amount committed before fund raising	Investment amount committed after fund raising	Actual investment amount	Investment amount committed before fund raising	Investment amount committed after fund raising	Actual investment amount	Differences between actual investment amount and investment amount committed after fund raising	Date on which projects are expected to meet the conditions for use (or the level of completion of projects as at the Cut-off Date)
1	Repayment of loans from financial institutions	Repayment of loans from financial institutions	228,618.18	228,618.18	228,618.18	228,618.18	228,618.18	228,618.18	—	N/A

APPENDIX III	REPORT ON THE USE OF PROCEEDS OF THE PREVIOUS FUND RAISING ACTIVITIES BY CHINA EASTERN AIRLINES CORPORATION LIMITED AS OF 31 MARCH 2018

Annex 1: Reference Table of the Usage of Proceeds from Previous Fund Raising Activities as of 31 March 2018 – Second Proceeds in 2013

Unit: RMB10,000
Total proceeds:	128,620.93	Total accumulated proceeds utilized:	128,620.93
Total proceeds used each year:
Total proceeds with change of use:	N/A	2013:	128,620.93
		2014:	—
		2015:	—
		2016:	—
		2017:	—
Proportion of total proceeds with change of use:	N/A	Three months ended 31 March 2018:	—

	Investment projects		Total proceeds invested			Accumulated proceeds invested as of 31 March 2018 (“Cut-off Date”)

No.	Investment projects committed	Actual projects invested	Investment amount committed before fund raising	Investment amount committed after fund raising	Actual investment amount	Investment amount committed before fund raising	Investment amount committed after fund raising	Actual investment amount	Differences between actual investment amount and investment amount committed after fund raising	Date on which projects are expected to meet the conditions for use (or the level of completion of projects as at the Cut-off Date)
1	Repayment of loans from financial institutions or replenishment of liquidity	Replenishment of liquidity	128,620.93	128,620.93	128,620.93	128,620.93	128,620.93	128,620.93	—	N/A

APPENDIX III	REPORT ON THE USE OF PROCEEDS OF THE PREVIOUS FUND RAISING ACTIVITIES BY CHINA EASTERN AIRLINES CORPORATION LIMITED AS OF 31 MARCH 2018

Annex 1: Reference Table of the Usage of Proceeds from Previous Fund Raising Activities as of 31 March 2018 – Proceeds in 2015

			Unit: RMB10,000
Total proceeds:	285,489.00	Total accumulated proceeds utilized:	285,489.00
		Total proceeds used each year:
Total proceeds with change of use:	N/A	2015:	285,489.00
		2016:	—
		2017:	—
Proportion of total proceeds with change of use:	N/A	Three months ended 31 March 2018:	—

	Investment projects		Total proceeds invested			Accumulated proceeds invested as of 31 March 2018 (“Cut-off Date”)

No.	Investment projects committed	Actual projects invested	Investment amount committed before fund raising	Investment amount committed after fund raising	Actual investment amount	Investment amount committed before fund raising	Investment amount committed after fund raising	Actual investment amount	Differences between actual investment amount and investment amount committed after fund raising	Date on which projects are expected to meet the conditions for use (or the level of completion of projects as at the Cut-off Date)
1	Replenishment of liquidity	Replenishment of liquidity	285,489.00	285,489.00	285,489.00	285,489.00	285,489.00	285,489.00	—	N/A

APPENDIX III	REPORT ON THE USE OF PROCEEDS OF THE PREVIOUS FUND RAISING ACTIVITIES BY CHINA EASTERN AIRLINES CORPORATION LIMITED AS OF 31 MARCH 2018

Annex 1: Reference Table of the Usage of Proceeds from Previous Fund Raising Activities as of 31 March 2018 – Proceeds in 2016

			Unit: RMB10,000
Total proceeds:	853,997.45	Total accumulated proceeds utilized:	853,997.45
		Total proceeds used each year:
Total proceeds with change of use:	N/A	2016:	853,997.45
		2017:	—
Proportion of total proceeds with change of use:	N/A	Three months ended 31 March 2018:	—

	Investment projects		Total proceeds invested			Accumulated proceeds invested as of 31 March 2018 (“Cut-off Date”)

No.	Investment projects committed	Actual projects invested	Investment amount committed before fund raising	Investment amount committed after fund raising	Actual investment amount	Investment amount committed before fund raising	Investment amount committed after fund raising	Actual investment amount	Differences between actual investment amount and investment amount committed after fund raising	Date on which projects are expected to meet the conditions for use (or the level of completion of projects as at the Cut-off Date)
1	Purchase of 28 aircraft	Purchase of 28 aircraft	683,197.96	683,197.96	683,197.96	683,197.96	683,197.96	683,197.96	—	All were put into use: 13 were put into use in 2015, and 15 were put intouse in 2016.
2	Repayment of loans from financial institutions	Repayment of loans from financial institutions	170,799.49	170,799.49	170,799.49	170,799.49	170,799.49	170,799.49	—	N/A

Total			853,997.45	853,997.45	853,997.45	853,997.45	853,997.45	853,997.45	—

APPENDIX III	REPORT ON THE USE OF PROCEEDS OF THE PREVIOUS FUND RAISING ACTIVITIES BY CHINA EASTERN AIRLINES CORPORATION LIMITED AS OF 31 MARCH 2018

Annex 2: Reference Table of the Benefits Realized from Projects Invested with Proceeds from Previous Fund Raising Activities as of 31 March 2018 – First Proceeds in 2013

Unit: RMB10,000
	Actual projects invested	Accumulated capacity utilization of investment projects as at the Cut-off Date	Benefits committed
				Actual benefits in the past three years				Accumulated benefits realized as at the Cut-off Date	Whether the expected benefits have been realized
January – March 2018
No.	Name of projects			2015	2016	2017
1	Repayment of loans from financial institutions	N/A	N/A	N/A	N/A	N/A	N/A	N/A	Note 2

Annex 2: Reference Table of the Benefits Realized from Projects Invested with Proceeds from Previous Fund Raising Activities as of 31 March 2018 – Second Proceeds in 2013

Unit: RMB10,000
	Actual projects invested	Accumulated capacity utilization of investment projects as at the Cut-off Date	Benefits committed
				Actual benefits in the past three years				Accumulated benefits realized as at the Cut-off Date	Whether the expected benefits have been realized
January –March 2018
No.	Name of projects			2015	2016	2017
1	Replenishment of liquidity	N/A	N/A	N/A	N/A	N/A	N/A	N/A	Note 2

APPENDIX III	REPORT ON THE USE OF PROCEEDS OF THE PREVIOUS FUND RAISING ACTIVITIES BY CHINA EASTERN AIRLINES CORPORATION LIMITED AS OF 31 MARCH 2018

Annex 2: Reference Table of the Benefits Realized from Projects Invested with Proceeds from Previous Fund Raising Activities as of 31 March 2018 – Proceeds in 2015

Unit: RMB10,000
	Actual projects invested	Accumulated capacity utilization of investment projects as at the Cut-off Date	Benefits committed
Actual benefits in the past three years
							January – March 2018	Accumulated benefits realized as at the Cut-off Date	Whether the expected benefits have been realized
No.	Name of projects			2015	2016	2017
1	Replenishment of liquidity	N/A	N/A	N/A	N/A	N/A	N/A	N/A	Note 2

Annex 2: Reference Table of the Benefits Realized from Projects Invested with Proceeds from Previous Fund Raising Activities as of 31 March 2018 – Proceeds in 2016

								Unit: RMB10,000
	Actual projects invested	Accumulated capacity utilization of investment projects as at the Cut-off Date
				Actual benefits in the past three years
							January – March 2018	Accumulated benefits realized as at the Cut-off Date	Whether the expected benefits have been realized
			Benefits committed
No.	Name of projects			2015	2016	2017
1	Purchase of 28 aircraft	81.56%	Note 1	132,911	447,536	535,968	121,613	1,238,028	Yes
2	Repayment of loans from financial institutions	N/A	N/A	N/A	N/A	N/A	N/A	N/A	Note 2

Note 1:

According to the Proposal for Non-public Issuance of A Shares of China Eastern Airlines Corporation Limited (《中國東方航空股份有限公司非公開發行 A股股票之預案》), after preliminary calculation, the 28 aircraft planned to be purchased by the Company in the second half of 2015 and 2016 with the proceeds will increase the operating income of the Company by approximately RMB5.343 billion in total within one year after introduction.

Note 2:

For projects invested with proceeds from issue of ordinary shares, the benefits of replenishment of liquidity and repayment of loans from financial institutions with the proceeds cannot be individually assessed. The acquisition of proceeds reduced the Company’s gearing ratio, which was conducive to releasing the Company’s financial pressure.

APPENDIX III	REPORT ON THE USE OF PROCEEDS OF THE PREVIOUS FUND RAISING ACTIVITIES BY CHINA EASTERN AIRLINES CORPORATION LIMITED AS OF 31 MARCH 2018

Annex 3: Initial Investment in Projects in Relation to Proceeds from Issue of A Shares with Self-raised Funds – Proceeds in 2016

			Unit: RMB10,000
		Initial
		investment
		with self-raised	Replacement
No.	Name of projects	funds	with proceeds
1	Purchase of 28 aircraft	991,485.63	683,197.96
2	Repayment of loans from financial institutions	321,932.76	170,799.49

Total		1,313,418.39	853,997.45

Note:

The English translations of this resolution are unofficial translations for reference only. In the event of any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

APPENDIX IV	DILUTION OF CURRENT RETURNS BY THE NON-PUBLIC ISSUANCE AND REMEDIAL MEASURES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

In accordance with the “Certain Opinions of the General Office of the State Council on Further Promoting the Healthy Development of the Capital Market” (Guofa [2014] No. 17) (《國務院關於進一步 促進資本市場健康發展的若干意見》（國發[2014]17號）), “Opinions of the General Office of the State Council on Further Strengthening the Protection of Legitimate Rights and Interests of Small and Medium Investors in Capital Market” (Guobanfa [2013] No. 110) (《 國務院辦公廳關於進一步加強資本市場 中小投資者合法權益保護工作的意見》（國辦發[2013]110號）), and the “Guidelines on the Impacts on Dilution of Current Returns of the Initial Offering and Refinancing and Major Asset Reorganization” (CSRC Notice [2015] No. 31) (《 關於首發及再融資、重大資產重組攤薄即期回報有關事項的指導 意見》（證監會公告[2015]31號）), in order to protect the rights to information and interests of small and medium investors, the Company carefully analysed and calculated the impacts on the dilution of current returns by the non-public issuance. The impacts of the dilution of current returns by the non-public issuance on the major financial indicators of the Company and the remedial measures to be adopted by the Company are as follows:

I.	IMPACTS OF THE DILUTION OF CURRENT RETURNS BY THE NON-PUBLIC ISSUANCE ON THE KEY FINANCIAL INDICATORS OF THE COMPANY

(I)	Assumptions of the estimation of the dilution of current returns

The estimation of the impacts of the dilution of current returns by the non-public issuance on the major financial indicators of the Company are based on the following assumptions:

1.

It is assumed that the non-public issuance will be completed on 30 November 2018. The date is only used to calculate the impacts of the dilution of current returns by the non-public issuance on the major financial indicators of the Company. The final date of completion shall be subject to the actual date of completion of issuance upon the approval of regulatory departments such as the CSRC;

2.	It is assumed that there is no material and adverse change in the operational situations such as the general economic situation and industry policies;

3.

The anticipated total share capital of the Company is based on the total share capital of 14,467,585,682 shares of the Company as at 31 March 2018. The total share capital before the non-public issuance was 14,467,585,682 shares;

Therefore, apart from the effect of the non-public issuance, changes resulting from any other factors are not taken into account.

4.

It is assumed that the 2017 profit distribution completed in July 2018. Based on the total share capital of 14,467,585,682 shares of the Company before the 2017 profit distribution proposal, cash dividend distributed per share was RMB0.051 (tax inclusive) and cash dividend distribution of the Company in 2017 amounted to approximately RMB740.25 million. It is also assumed that the Company had no interim distribution plan;

APPENDIX IV	DILUTION OF CURRENT RETURNS BY THE NON-PUBLIC ISSUANCE AND REMEDIAL MEASURES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

5.

It is assumed that the number of shares to be issued under the non-public issuance is calculated based on the estimated maximum number of shares to be issued. The maximum number of shares to be issued under the non-public issuance is 2,134,116,132 shares. The gross proceeds from A Shares is RMB11,800 million and the gross proceeds from H Shares is HK$3,550 million (equivalent to approximately RMB3,000 million)[7], that is, a total of RMB14,800 million;

6.

According to the 2017 annual report disclosed by the Company, net profit attributable to shareholders of listed companies of the Company in 2017 amounted to RMB6,352 million. After deducting non-recurring gains and losses, net profit attributable to shareholders of listed companies of the Company in 2017 amounted to RMB4,493 million. The estimated amount in 2018 is estimated based on the estimated amount in 2017 with an increase of 10%, 20% and 30% respectively;

7.

The estimation does not take into account of the issuance expenses. The number of shares to be issued under the non-public issuance and the time of completion of issuance are estimation only, the final number of shares to be issued and the actual time of completion    of issuance are subject to the approval of the CSRC. The effect on the operations and financial position, such as financial expenses and investment gains, of the Company from the receipt of proceeds from the non-public issuance will not be taken into account;

8.	The anticipated net assets of the Company does not take into account the effect of other factors other than the proceeds, net profit and cash dividend distribution on net assets.

(II)	Impacts on the major financial indicators of the Company

In view of the above assumptions, the Company has estimated the impacts of the dilution of current returns by the non-public issuance on its major financial indicators in 2018 under the three situations of an increase of 10%, 20% and 30% of net profit attributable to equity holders of the parent company compared to last year in the 2018 combined statement of the Company. Details are as follows:

	For the year of	For the year of 2018/ as at
	2017/ as at	31 December 2018
	31 December	Before the non-	After the non-
Item	2017	public issuance	public issuance
Total share capital (share)	14,467,585,682	14,467,585,682	16,601,701,814

Situation 1: It is assumed that the profit attributable to equity holders of the parent company of the Company in 2018 will have an 10% increase compared to 2017
Net profit attributable to equity holders of the parent company (RMB10,000)	635,200.00	698,720.00	698,720.00
Net profit attributable to equity holders of the parent company (after deducting non-recurring gains and losses) (RMB10,000)	449,300.00	494,230.00	494,230.00

[7]	Calculated at HK$1 to RMB0.845

APPENDIX IV	DILUTION OF CURRENT RETURNS BY THE NON-PUBLIC ISSUANCE AND REMEDIAL MEASURES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

	For the year of	For the year of 2018/ as at
	2017/ as at	31 December 2018
	31 December	Before the non-	After the non-
Item	2017	public issuance	public issuance
Equity attributable to equity holders of the parent company (RMB10,000)	5,310,600.00	5,935,295.00	7,415,295.00
Basic earnings per share (RMB/share)	0.44	0.48	0.48
Diluted earnings per share (RMB/share)	0.44	0.48	0.48
Basic earnings per share (after deducting non-recurring gains and losses) (RMB/share)	0.31	0.34	0.34
Diluted earnings per share (after deducting non-recurring gains and losses) (RMB/share)	0.31	0.34	0.34
Weighted average return on net assets	12.64%	12.41%	12.15%
Weighted average return on net assets (after deducting non-recurring gains and losses)	8.94%	8.78%	8.59%

Situation 2: It is assumed that the profit attributable to equity holders of the parent company of the Company in 2018 will have an 20% increase compared to 2017
Net profit attributable to equity holders of the parent company (RMB10,000)	635,200.00	762,240.00	762,240.00
Net profit attributable to equity holders of the parent company (after deducting non-recurring gains and losses) (RMB10,000)	449,300.00	539,160.00	539,160.00
Equity attributable to equity holders of the parent company (RMB10,000)	5,310,600.00	5,998,815.00	7,478,815.00
Basic earnings per share (RMB/share)	0.44	0.53	0.52
Diluted earnings per share (RMB/share)	0.44	0.53	0.52
Basic earnings per share (after deducting non-recurring gains and losses) (RMB/share)	0.31	0.37	0.37
Diluted earnings per share (after deducting non-recurring gains and losses) (RMB/share)	0.31	0.37	0.37
Weighted average return on net assets	12.64%	13.47%	13.18%
Weighted average return on net assets (after deducting non-recurring gains and losses)	8.94%	9.52%	9.32%

APPENDIX IV	DILUTION OF CURRENT RETURNS BY THE NON-PUBLIC ISSUANCE AND REMEDIAL MEASURES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

	For the year of	For the year of 2018/ as at
	2017/ as at	31 December 2018
	31 December	Before the non-	After the non-
Item	2017	public issuance	public issuance
Situation 3: It is assumed that the profit attributable to equity holders of the parent company of the Company in 2018 will have an 30% increase compared to 2017
Net profit attributable to equity holders of the parent company (RMB10,000)	635,200.00	825,760.00	825,760.00
Net profit attributable to equity holders of the parent company (after deducting non-recurring gains and losses) (RMB10,000)	449,300.00	584,090.00	584,090.00
Equity attributable to equity holders of the parent company (RMB10,000)	5,310,600.00	6,062,335.00	7,542,335.00
Basic earnings per share (RMB/share)	0.44	0.57	0.56
Diluted earnings per share (RMB/share)	0.44	0.57	0.56
Basic earnings per share (after deducting non-recurring gains and losses) (RMB/share)	0.31	0.40	0.40
Diluted earnings per share (after deducting non-recurring gains and losses) (RMB/share)	0.31	0.40	0.40
Weighted average return on net assets	12.64%	14.51%	14.20%
Weighted average return on net assets (after deducting non-recurring gains and losses)	8.94%	10.26%	10.04%

Note:

Basic earnings per share, diluted earnings per share, weighted average return on net assets, basic earnings per share (after deducting non-recurring gains and losses), diluted earnings per share (after deducting non-recurring gains and losses) and weighted average return on net assets (after deducting non-recurring gains and losses) are calculated in accordance with the “Rules on Disclosure and Reporting of Information of Public Listing Companies No. 9 – Calculation and Disclosure of ROE and Earnings per Share” (《公開發行證券的公司信息披露編報規 則第9號 — 淨資產收益率和每股收益的計算及披露》) (revised in 2010).

(III)	Explanation on the estimation

The above assumptions and the prediction of the impacts of the dilution of current returns by the non-public issuance on the major financial indicators of the Company do not represent the judgement of the conditions and trends of operations of the Company in 2018 and do not constitute a profit forecast of the Company. Investors shall not make any investment decisions based thereon. The Company disclaim any responsibility for any loss of investors arising from investment decisions based thereon.

APPENDIX IV	DILUTION OF CURRENT RETURNS BY THE NON-PUBLIC ISSUANCE AND REMEDIAL MEASURES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

II.	RISK WARNING ON THE DILUTION OF CURRENT RETURNS BY THE NON-PUBLIC ISSUANCE

Upon the completion of the non-public issuance, along with the implementation and effects of investments projects of the proceeds, net profit of the Company will increase. As the total share capital    and net assets of the Company will increase significantly when the proceeds from the non-public issuance are in place and a certain period of time is needed for the proceeds projects to be in effect, the profit and shareholders’ return of the Company still mainly come from its existing businesses before the proceeds projects are in effect. Therefore, the non-public issuance may result in the dilution of current returns of the Company within a short period of time.

In addition, in the event that the investment projects of proceeds from the non-public issuance of the Company fail to achieve expected outcomes and result in the failure of corresponding growth in the business scale and profit level of the Company in the future, the financial indicators of the Company, such as earnings per share and return on net assets will decrease for a certain extent.

The Company would like to remind investors to make rational investment and to be aware of the possible risks of the dilution of current returns of the Company from the non-public issuance.

III.	NECESSITY AND RATIONALITY OF THE NON-PUBLIC ISSUANCE

(I)	Responding to reform of state-owned enterprises promoted by the State and further optimizing shareholding structure

Based on the current overall direction of the reform of state-owned enterprises in the PRC, the development of a mixed ownership economy, such as the cross-holdings of state-owned capital and non-public capital, will help to improve the amplification function of state-owned capital, ensure the appreciation of its value and raise its competitiveness, and to make up for deficiencies and make use of favourable conditions of each ownership capital. In addition, the SASAC has emphasized several times on the active and steady promotion of mixed ownership and diversification reform of equity to explore cross-holdings in national enterprises, introduce different capital through various channels, participate in various funds and increase the proportion of equity financing for material projects.

The Company introduces Juneyao Airlines, JuneYao Group and/or its designated subsidiaries and Structural Reform Fund through non-public issuance, of which, Juneyao Airlines, JuneYao Group and/or its designated subsidiaries intend to own in total not more than 10% A Shares and 10% H Shares of the total share capital of the Company after issuance through the subscription of A Shares and H Shares under the non-public issuance. The introduction of such quality strategic investors will further optimize the shareholders’ structure of the Company, establish corporate governance, improve the managerial standards of the Company, laying a solid foundation for the implementation of strategies of the Company and further development in the future, which are in compliance with the current overall direction of the reform of state-owned enterprises in the PRC, as well as important acts in responding to the aforementioned promotion of reform of state-owned enterprises.

APPENDIX IV	DILUTION OF CURRENT RETURNS BY THE NON-PUBLIC ISSUANCE AND REMEDIAL MEASURES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

(II)	Adapting to the trend of industry development and enhancing the competitive strengths of the Company

During the “13th Five Year” period, the economic development of China had new norm and is expected to remain mid to high speed growth. The State promoted the opening up and regional development strategies such as “One Belt One Road” initiative, coordinated development of Beijing, Tianjin and Hebei and the new strategy of opening-up and regional development of Yangtze River economic zone, etc. For cities, “Five Centers” are constructed and “Four Brands” are established in Shanghai, bringing new development opportunities to the air transportation industry. Meanwhile, along with the optimization and upgrade of economic structure and deepening of supply side reform, consumption further enhances the economic well-being, the per capita disposable income could probably increase further. With domestic consumption increased and public traveling became more and more popular, the travelling demand and payment ability of the public have risen significantly. The domestic demand in the PRC and international demand for aviation market continue to grow. Air traffic volume and passenger traffic volume will remain relatively fast rate of growth.

“The 13th Five-Year Plan for Civil Aviation Industry” (《中國民用航空發展第十三個五年規劃》) promulgated by the Civil Aviation Administration of China, the National Development and Reform Commission and the Ministry of Transport expressly stated that, by 2020, the proportion of air transportation in integrated transportation will further increase that passenger traffic volume will reach 28%. Air traffic volume will be amounted to 142 billion tonne – kilometres, the number of passengers carried will be amounted to 720 million, and cargo and mail traffic volume will be amounted to 8.50 million tonnes, with an annual increase of 10.8%, 10.4% and 6.2% respectively. Meanwhile, infrastructure will increase significantly. By 2020, airports in general use will be over 500, aviation equipment in general use will be over 5,000 and the total length of flight will reach 2 million hours.

The rapid growth in economic well-being and air transportation industry impose a higher level of demand on the integrated competence of the Company. The proceeds will be invested in the introduction of 18 aircraft, purchase of 15 aircraft simulators and purchase of 20 standby engines. The implementation of the projects will introduce funds for subsequent development of the Company to rationally plan, introduce and operate different models, expand the size of aircraft fleet and increase the amount of other equipment. The implementation of the projects will enable the Company to further enhance its air transportation capacity, increase existing flights and introduce new routes to expand the size of the aircraft fleet reasonably, as well as enable the Company to fulfil the continuous training demand for pilot teams brought about by the business expansion of the Company, reduce the hourly training costs of pilots, provide higher flexibility for pilot training of the Company, fulfil the demand for engines brought about by the expansion of business and size of aircraft fleet, and provide higher safety security for air transportation. This will lay a solid foundation for the Company to continue to increase its market share and influence, as well as to further enhance its core competence and strengthen its competitive edge in the industry. Meanwhile, it will also help to promote the construction of “Five Centers” and the establishment of “Four Brands” in Shanghai, expedite the construction of international aviation hub and air transportation center in Shanghai, bringing positive effect on the level of air transportation industry in Yangtze River Delta and the PRC.

APPENDIX IV	DILUTION OF CURRENT RETURNS BY THE NON-PUBLIC ISSUANCE AND REMEDIAL MEASURES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

(III)	Optimizing asset structure and reducing gearing ratio and financial expenses

The capital partnership projects will help to alleviate the capital demand of the development of the Company, reduce financial expenses, optimize the asset and liability structure of the Company and reduce its gearing ratio. The improvement in capital structure will also enhance the ability of the Company in subsequent financing by ways such as bank credit. Through the equity financing, equity capital can be further enlarged and the room for debt financing can be further expanded, providing strong support for the further development of the Company upon the completion of the capital partnership projects.

In summary, the non-public issuance will help to enhance the capital strengths of the Company, strengthen its competitive strengths and continuously solidify its competitive position in the industry. The non-public issuance will also help to strengthen, optimize and expand the operations of the Company, which is important for the implementation of development strategies of the Company, enhancement of core competence of the Company and maximization of shareholders’ interests. Therefore, the non-public issuance is in the interests of the Company and all Shareholders, and are necessary and rational.

IV.	RELATIONSHIP BETWEEN INVESTMENT PROJECTS OF PROCEEDS AND EXISTING BUSINESSES OF THE COMPANY AND PERSONNEL, TECHNOLOGIES AND MARKETS INVOLVED IN THE PROJECTS

(I)	Investment projects of proceeds from the non-public issuance

The aggregate investment amount of the investment project of proceeds raised from the Non-public Issuance of A Shares will be RMB12,781 million in total. The gross proceeds to be raised from the Non-public Issuance of A Shares shall not be more than RMB11,800 million (RMB11,800 million inclusive). The net proceeds shall be used in the following projects after deducting issuance expenses:

No.	Name of projects	Aggregate amount of investment	Proposed amount of proceeds to be applied
		(RMB100 million)	(RMB100 million)
1	Introduction of 18 aircraft	96.70	90.21
2	Purchase of 15 aircraft simulators	13.27	9.96
3	Purchase of 20 standby engines	17.83	17.83

Total		127.81	118.00

The gross proceeds to be raised from the Non-public Issuance of H Shares shall not be more than HK$3,550,300,000 (HK$3,550,300,000 inclusive). The net proceeds shall be used to supplement the general working capital of the Company, after deducting issuance expenses.

APPENDIX IV	DILUTION OF CURRENT RETURNS BY THE NON-PUBLIC ISSUANCE AND REMEDIAL MEASURES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

(II)	Relationship between investment projects of proceeds and existing businesses of the Company

The projects invested by proceeds from the non-public issuance are expansion and improvement of the Company’s existing businesses. The establishment of the investment projects of proceeds will further expand the size of aircraft fleet and increase the amount of other equipment, enhance its air transportation capacity, increase existing flights and introduce new routes. This will help to fulfil the continuous training demand for pilot teams brought about by the business expansion of the Company, reduce the hourly training costs of pilots and provide higher flexibility for pilot training of the Company, as well as to fulfil the demand for engines brought about by the expansion of business and size of aircraft fleet. The investment projects of proceeds from the non-public issuance are in line with the scale of business, technology level and management abilities of the Company.

(III)	Personnel, technologies and markets of the Company involved in investment projects of proceeds

The Company is one of the three state-owned aviation enterprises with established personnel, technology and market in the air transportation field.

In terms of personnel, as one of the leading enterprises of the air transportation industry in the PRC, the Company has nurtured a number of experienced and excellent management personnel and core technicians for many years. As of 31 December 2017, the Company had 7,332 pilots, 18,916 flight attendants and other aircrew, 11,847 maintenance personnel, 25,904 ground services and other personnel, 2,057 operation control personnel, 920 information technology personnel, 4,378 sales and marketing personnel and 3,923 management personnel. Meanwhile, the Company placed great emphasis on employee training. Through the improvement of training system, provision of front-line training and in-depth management training and innovation of training modes, high quality talent teams can be nurtured to adapt to the innovative development of the Company, fulfilling the demand for business development of the Company and requirements of setting up talent teams. In respect of personnel, the Company completed 76 tranches of training of internal management personnel with up to 2,766 trainees in 2017. In respect of core technicians, the Company completed 62 themed courses for upgrading the capabilities of flight personnel and nine emergency mission courses such as B737MAX and A320NEO in 2017. The Company has promoted bilingual courses in order to satisfy the needs of foreign flight personnel training. Altogether 49,663 people completed trainings, 980 people dispatched; 205 tranches or 3,620 people have completed the five required trainings in the transportation industry, which are dispatch, information, flight operations, on-the-spot affairs and capabilities. In respect of core backup talents, the Company places emphasis on the establishment of backup talents pool by formulating the corresponding talents training plan for staff at different levels and business segments.

In terms of technology, the Company is led by internationalization and application of internet, centered on reformation development, brand construction and ability enhancement, striving to become a world-class excellent modern integrated aviation services and logistics services provider. As of the end of 2017, the average fleet age of the Company was 5.5 years, being one of the most streamlined and efficient fleet among the global large-size airlines. The Company mainly introduces long-haul B777 series aircraft in trans-Pacific routes; mid-to-long-haul A330 series aircraft in China- Europe routes, China-Australia and domestic business routes; A320 series and B737 series aircraft in domestic and surrounding countries and regions route, enhancing the matching level between fleet model and route, transportation capacity and market.

APPENDIX IV	DILUTION OF CURRENT RETURNS BY THE NON-PUBLIC ISSUANCE AND REMEDIAL MEASURES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

In terms of market, the headquarters and main operation bases of the Company are located in the super-size international city – Shanghai. In 2017, Shanghai has become the largest aviation market in the PRC. The number of carried travelers in Shanghai Pudong International Airport and Shanghai Hongqiao International Airport throughput exceeded 112 million. The Company has the biggest market share in Shanghai Hongqiao International Airport and Shanghai Pudong International Airport. Meanwhile, Eastern Air Jiangsu and Zhejiang Branch under the Company has base operational advantages and relatively strong brand influence in Jiangsu and Zhejiang provinces, respectively. The Company chose Shanghai, a place with highly-developed economy and keen demand on outbound travelling, as its core hub; while Kunming (the gateway of South East Asia) and Xi’an (the gateway of North West under the “One Belt One Road” initiative) as regional hub. The Company expanded its flight network to 177 countries and 1,074 destinations with the help of the cooperation platform of SkyTeam Airline Alliance, thereby providing quality and convenience air transport and extended services to worldwide travelers and customers.

V.	MEASURES ADOPTED BY THE COMPANY ON THE DILUTED CURRENT RETURNS OF THE NON-PUBLIC ISSUANCE

The non-public issuance may lead to a decline in the current returns of the investors. Having considered the above circumstances, the Company intends to prevent the risks of dilution of current returns and achieve sustainable development of its business through various measures, so as to maximize future earnings, recover Shareholders’ returns and adequately safeguard the interests of minority shareholders.

(I)	Operating condition and development trend, major exposure and improvement measures of the existing business segments of the Company

1.	Operating condition and development trend of the existing business segment of the Company

The scope of principal operations of the Company includes domestic and approved international and regional passenger, cargo, mail and luggage air transportation and extended services. The Company deepens its comprehensive reforms led by globalization and internet- based development and centers at transformation and development, brand establishment and ability enhancement, striving to realize the development objective of “Establishing a World- Class and Happy CEA”. The Company built up a streamlined and efficient modernized fleet, operating 637 passenger aircraft with an average fleet age of approximately 5.5 years as of the end of 2017. With Shanghai core hub and Kunming and Xi’an hub being the centers, the Company expanded its flight network to 177 countries and 1,074 destinations with the help of the cooperation platform of SkyTeam Airline Alliance, thereby providing quality and convenient air transport and extended services to worldwide travellers and customers.

The Company will continue to further implement the five main strategies of “Hub Networking, Cost Controlling, Brand Building, Fine Management and Digitize”, fully utilize the Internet thinking, operational ideology of customers and analysis method of mega data, enhance customers’ experiences and foster the transformation from traditional aviation transportation corporate to modern aviation integrated services provider.

APPENDIX IV	DILUTION OF CURRENT RETURNS BY THE NON-PUBLIC ISSUANCE AND REMEDIAL MEASURES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

2.	Major exposure and improvement measures

The air transportation industry is closely connected to the economic and trade environment. The Company will pay close attention to the changes in international and national macro- economic conditions and proactively capitalize on the opportunities derived from the “One Belt One Road” initiative promoted by the State, the construction of Xiongan New District, economic restructuring, upgrade of consumption level of residents, development of tourism economy and the new airport in Beijing to optimize allocation of flight capacity, production structure and marketing and sales, in order to achieve favorable results of operations.

Flight safety is the pre-condition and foundation for airlines to maintain normal operations and good reputation. Bad weather, mechanical failure, aircraft and equipment irregularities or failures and other force majeure events may have an adverse effect on the flight safety of the Company. The Company regularly convenes flight safety meetings, analyses and reports on the Company’s flight status in a timely manner and plans for flight safety management. Through strengthening safety responsibilities and the commencement of effective evaluation on safety management system, the Company has established effective measures such as comprehensive flight training control mechanism to enhance its capabilities of preventing flight safety risks and to ensure the continuous safe operations of the Company.

Jet fuel is one of the major expenses of airlines. Subject to the overlapping impacts of multiple factors such as the global macro-economic condition, geopolitical conflicts and the exchange rate of USD, international oil prices have experienced a relatively significant fluctuation, thereby affecting the jet fuel prices. The Company will actively review the trend of oil prices, and minimize the impacts of fluctuations in jet fuel prices on the operations of the Company by measures such as carefully conducting aviation fuel hedging activities with mandates from the Board, imposition of reasonable fuel surcharge and improving fuel-saving management in each operational aspect.

If the exchange rate of foreign currency against RMB fluctuates significantly, the Company’s foreign currency liabilities will accordingly generate a relative large amount of foreign exchange loss, which directly affects the Company’s profit for that period. The Company will reinforce its review on the foreign exchange market, further expand the variety of financing instruments such as RMB and improve the Company’s debts and currency structure continuously in order to minimize the adverse impacts on the Company’s operations arising from exchange rate fluctuations.

(II)	Specific measures to enhance daily operational efficiency, reduce operating costs of the Company and improve operating results

1.	Fully implementing the Company’s development strategies, comprehensively enhancing the Company’s overall competitiveness and steadily improving operating results

The rapid development of the national economy and the air transportation industry imposes a higher level of demand on the integrated competence of the Company. The Company will continue to deepen its comprehensive reforms led by globalization and internet-based development and center at transformation and development, brand establishment and ability enhancement, striving to realize the development objective of “Establishing a World-Class and Happy CEA”. The Company will endeavour to further implement the five main strategies of “Hub Networking, Cost Controlling, Brand Building, Fine Management and Digitize”, fully utilize the Internet thinking, operational ideology of customers and analysis method of mega data, enhance customers’ experiences and foster the transformation from traditional aviation transportation corporate to modern aviation integrated services provider, and thereby enhancing the profitability and overall competitiveness of the Company.

APPENDIX IV	DILUTION OF CURRENT RETURNS BY THE NON-PUBLIC ISSUANCE AND REMEDIAL MEASURES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

2.	Enhancing daily operational efficiency of the Company to further optimize the Company’s operations and secure development of the Company

The Company will strictly adhere to the requirements of laws, regulations and regulatory documents such as the Company Law, the Securities Law and Guidance for the Articles of Listed Companies, further enhance its operational and managerial standards and continue to optimize its corporate structure, ensure that Shareholders can exercise their rights in full and that the Board can exercise its rights in accordance with the requirements of relevant laws, regulations and the Articles of Association to make scientific and reasonable decisions in a timely and careful manner, ensure that the independent Directors can perform their duties to protect the overall interests of the Company, especially the legal interests of the minority Shareholders, and safeguard an effective managerial structure and system for the continuous and stable development of the Company.

3.	Rationally and effectively promoting investment plans of proceeds and enhancing efficiency of use of proceeds

The proceeds from the Non-public Issuance of A Shares will be used in the introduction of 18 aircraft, purchase of 15 aircraft simulators and purchase of 20 standby engines, which will expand the scale and optimize the structure of aircraft fleet, enhance air transportation capacity and safety security of the Company, satisfy the growing training needs of the Company, ensure the steady commencement of businesses of the Company and facilitate the successful implementation of the Company’s strategies. The proceeds from the issuance will be used to further strengthen, optimize and expand the core businesses of the Company, enhance the Company’s core competitive strengths, boost the brand image, enlarge its market share, safeguard and improve the profitability of the Company, maintain the sustainable development of the Company, solidify and improve its industry position and provide better investment returns for investors. Upon the receipt of the proceeds of the issuance, the Company will rationally and effectively promote the implementation of the proceeds projects to realize gains as soon as possible and enhance the efficiency of use of proceeds.

4.	Strengthening the management of proceeds to ensure the appropriate use of proceeds

To regulate the management and use of proceeds and protect the interests of investors, the Company has formulated the administration system of raised funds in respect of the general principle of the use and management of proceeds, deposit of proceeds, use of proceeds, change in investment direction of proceeds and management and supervision of the use of proceeds in accordance with the requirements of laws, regulations and other regulatory documents such as the Company Law, the Securities Law, Administrative Measures for the Issuance of Securities by Listed Companies, the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, Guidelines for the Supervision on Listed Companies No. 2 — Supervision Requirements for Listed Companies on the Management (《上市公司監管指引第2號 — 上市公司募集資金管 理和使用的監管》) and Use of Raised Funds and the Measures for the Management of Raised Funds of Listed Companies on the Shanghai Stock Exchange (《上海證券交易所上市公司募集 資金管理辦法》) (Revised in 2013), as well as the requirements of the Articles of Association. Pursuant to the administration system of raised funds and resolutions of the Board, the proceeds of the issuance will be deposited in the capital account specified by the Board. The Company will regularly examine the deposit and use of proceeds, in order to strengthen the supervision and management of the proceeds investment plans and ensure the rational and legal use of proceeds.

APPENDIX IV	DILUTION OF CURRENT RETURNS BY THE NON-PUBLIC ISSUANCE AND REMEDIAL MEASURES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

5.	Establishing a sound and stable profit distribution scheme and strengthening investors’ return mechanism

The Company proactively implements profit distribution policies, places emphasis on the reasonable investment returns of investors, especially minority Shareholders, and strives to maintain sustainability and stability. The Company has formulated the Articles of Association and has made detailed rules and a public undertaking in respect of the profit distribution policy in accordance with the relevant provisions and regulatory requirements of the CSRC. In addition, the Company has formulated the “Future plan for return to the Shareholders for the coming three years (2018–2020) of China Eastern Airlines Corporation Limited” in accordance with the “Notice regarding matters in relation to further implementation of cash dividend distribution of listed companies” (Zheng Jian Fa [2012] No.37) (《 關於進一步落實上市公司現金分紅有關 事項的通知》（證監發[2012]37號）) and “Guideline for the Supervision of Listed Companies – Cash Dividend Distribution of Listed Companies” (Zheng Jian Hui Gong Gao [2013] No.43) (《 上市公司監管指引第3號——上市公司現金分紅》（證監會公告 [2013]43號）) issued by the China Securities Regulatory Committee, as well as the Articles of Association. The profit distribution scheme makes the Company’s profit distribution clearer, especially the particular conditions, proportion, method of distribution and conditions of distribution of shares and dividends of cash dividends distribution, which fully safeguards the rights to gains from assets of Shareholders of the Company under the laws.

In the event that the Company violates the aforementioned undertakings, the Company shall disclose the violation of undertaking and reasons for such violation by way of announcement in a timely manner. Unless there is force majeure or reasons that are not attributed to the Company, the Company shall apologise to Shareholders of the Company and public investors, give either a supplementary or alternative undertaking to investors for the sake of the investors’ interests, and realize the supplementary or alternative undertaking upon obtaining the consideration and approval at the general meeting of the Company. Meanwhile, the Company has undertaken to continuously optimize the measures on recovering dilution to returns in accordance with the rules subsequently promulgated by the CSRC and the Shanghai Stock Exchange.

APPENDIX IV	DILUTION OF CURRENT RETURNS BY THE NON-PUBLIC ISSUANCE AND REMEDIAL MEASURES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

(III)	Explanation of remedial measures of returns

The formulation of the above measures on recovering dilution to returns by the Company does not guarantee future profits of the Company. Investors shall not make their investment decisions based thereon. The Company disclaim any responsibility for any loss of investors arising from investment decisions based thereon.

VI.	UNDERTAKINGS BY RELEVANT PERSONS

(I)

Shareholders of the Company will diligently discharge their duties, protect the legitimate interests of the Company and all Shareholders and make the following undertakings regarding the implementation of remedial measures of the Company pursuant to relevant requirements of the China Securities Regulatory Commission:

1.	CEA Holding will not exceed its power to intervene the operational management activities of the Company and will not infringe the interests of the Company.

2.

CEA Holding will make any supplemental undertakings in accordance with the latest requirements of the CSRC if the above undertakings are not able to meet other new regulatory requirements of the CSRC issued in respect of the measures on recovering dilution to returns and related undertakings after the issue date of these undertakings and before the completion of the issuance.

3.

CEA Holding undertakes to implement the measures on recovering dilution to returns formulated by the Company and to perform its undertakings made in respect of the measures on recovering dilution to returns. If CEA Holding violates the above undertakings and causes losses to the Company or investors, CEA Holding undertakes to indemnify the Company or investors in respect of any losses incurred in accordance with the laws.

4.

As one of the related persons-in-charge of the measures on recovering dilution to returns, if CEA Holding violates the above undertakings or refuses to perform such undertakings, CEA Holding agrees to accept the performance of relevant punishment or adoption of relevant regulatory measures by securities regulatory authorities such as the CSRC and the Shanghai Stock Exchange pursuant to relevant requirements and rules set or issued by them.

(II)	Directors and senior management of the Company make the following undertakings to secure the implementation of measures on recovering dilution to returns of the Company:

1.	Undertaking to diligently discharge their duties and protect the legitimate interests of the Company and all Shareholders;

2.	Undertaking not to transfer any benefits to other entities or persons unconditionally or unfairly nor otherwise make any actions which may damage the interests of the Company;

APPENDIX IV	DILUTION OF CURRENT RETURNS BY THE NON-PUBLIC ISSUANCE AND REMEDIAL MEASURES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

3.	Undertaking that my expenditures during performing my duties shall be regulated;

4.	Undertaking not to use any assets of the Company for any investment or expenditure which is unrelated to the performance of my duties;

5.	Undertaking that the remuneration policy formulated by the Board or the remuneration committee shall be linked with the implementation of measures on recovering dilution to returns of the Company;

6.	Undertaking that the conditions of any proposed share incentive plan of the Company (if any) shall be linked with the implementation of measures on recovering dilution to returns of the Company;

7.

Undertaking to make any supplemental undertakings in accordance with the latest requirements of CSRC if the above undertakings are not able to meet any other new regulatory requirements of CSRC issued in respect of the measures on recovering dilution to returns and related undertakings after the issue date of these undertakings and before the completion of the Non-public Issuance of A Shares and the Non-public Issuance of H Shares of the Company.

8.

Undertaking to implement the measures on recovering dilution to returns formulated by the Company and to perform my undertakings made in respect of the measures on recovering dilution to returns. If I violate the above undertakings and cause losses to the Company or investors, I undertake to indemnify the Company or investors in respect of any losses incurred in accordance with the laws.

VII.	CONSIDERING AND APPROVING THE MEASURES ON RECOVERING DILUTION TO CURRENT RETURNS OF THE NON-PUBLIC ISSUANCE AND THE UNDERTAKINGS THEREFORE

The analysis on the Company’s financing dilution to current returns and measures on recovering dilution to current returns and the relevant undertakings have been considered and approved at the 15th ordinary meeting of the eighth session of the Board of the Company, provided that they are subject to the consideration and approval at the general meeting and Class Meetings.

The Company will continue to disclose the progress of the implementation of the relevant undertakings in periodic reports.

Note:

The English translations of this resolution are unofficial translations for reference only. In the event of any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

APPENDIX V	FUTURE PLAN FOR RETURN TO THE SHAREHOLDERS FOR THE COMING THREE YEARS (2018–2020) OF CHINA EASTERN AIRLINES CORPORATION LIMITED

In order to improve and refine the scientific, sustainable, stable and transparent decision-making for dividend distribution and supervision mechanisms of China Eastern Airlines Corporation Limited (hereinafter referred to as the “Company”) as well as further highlight the importance of return to the Shareholders, pursuant to the relevant requirements of “Notice Regarding Further Implementation of Cash Dividend Distribution by Listed Companies (Zheng Jian Fa [2012] No. 37)《關於進一步落實上市公 司現金分紅有關事項的通知》（證監發[2012]37號）” and “Listed Companies Regulatory Guidance No. 3 — Cash Dividends Distribution of Listed Companies (Zheng Jian Hui Gong Gao [2013] No. 43《上市公司監管指引第3號 — 上市公司現金分紅》（證監會公告[2013]43號） ” issued by China Securities Regulatory Commission and the articles of association of China Eastern Airlines Corporation Limited (hereinafter referred to as the “Articles of Association”), the Company has formulated the plan for return to the Shareholders for the coming three years (2018–2020) of China Eastern Airlines Corporation Limited (hereinafter referred to as the “Plan”), details of which are as follows:

I.	FACTORS TO CONSIDER FOR MAKING THE PLAN

The Company focuses on long-term and sustainable development. On the basis of factors including the development of our operation, shareholders’ demand and intention, costs of social funds and external financing environment, the Company shall establish a sustainable, stable and scientific return plan and mechanism for the investors to ensure the continuity and stability of the profit distribution policy.

II.	PRINCIPLES FOR MAKING THE PLAN

Subject to the relevant laws and regulations and the relevant rules on profit distribution in the Articles of Association, the formulation of the Plan shall fully take into account of and consider the opinions of independent directors, supervisors and public shareholders, and balance short-term benefits and long-term development of the Company according to the actual operating development and capital requirement in order to ensure the continuity and stability of the profit distribution policy.

III.	PLAN FOR RETURN TO THE SHAREHOLDERS FOR 2018–2020

1.

The Company’s profit distribution policy should pay close attention to ensuring a reasonable return of investment to investors, and such profit distribution policy should maintain continuity and stability. The Company shall reasonably distribute dividends according to laws and regulations and requirements of securities regulatory authorities, as well as the Company’s own operating performance and financial condition, and shall adopt cash distribution as the prioritised means of distribution of profit.

2.	The Company may distribute dividends in cash, shares, a combination of cash and shares or in other reasonable manner in compliance with laws and regulations.

3.	Proposal and implementation of distribution of dividends in cash by the Company shall be subject to the following conditions:

(1)	The Company records a profit for the year, and the auditor of the Company issues an audit report with unqualified opinions on the Company’s financial statements for that year;

(2)

The distributable profit (i.e. the after-tax profit of the Company after making up for losses, allocation to the statutory common reserve fund and discretionary common reserve fund) achieved by the Company for the year is a positive amount;

APPENDIX V	FUTURE PLAN FOR RETURN TO THE SHAREHOLDERS FOR THE COMING THREE YEARS (2018–2020) OF CHINA EASTERN AIRLINES CORPORATION LIMITED

(3)	The Company has sufficient cash flow, and distribution of dividends in cash will not affect the Company’s normal operation and sustainable development.

Provided that the Company is in good operating condition and has sufficient cash flow to meet the needs for its normal operation and sustainable development, the Company will proactively seek to distribute dividends to its shareholders in cash, and the accumulated profit distribution made in cash by the Company in the last three years were not less than 30% of the average annual distributable profit in the last three years. In the event that the above percentage of distribution of dividends in cash cannot be met due to special reasons, the Board may adjust the percentage of distribution of dividends according to actual circumstances and state the reasons therefore.

4.

Provided that reasonable scale of share capital and shareholding structure of the Company are ensured, the Company may consider distributing profits in shares according to its profitability, cash flow position and business growth for the year.

5.

Provided that the conditions of profit distribution are met and the Company’s normal operation and sustainable development are ensured, the Company shall generally distribute profits on an annual basis. The Board of the Company may also propose interim profit distribution based on the profitability and capital position of the Company. Subject to fulfilment of the conditions for the distribution of dividends in cash under the Articles of Association, the Company shall implement annual distribution of dividends in cash once a year in principle.

IV.	DECISION-MAKING MECHANISM FOR THE PLAN

1.

After the end of each accounting year, the Board shall carefully study and examine the profit distribution plan and fully take into account the views of independent directors. The independent directors shall diligently discharge their duties to express their specific views. After consideration and approval by the Board, the profit distribution plan shall be proposed to the general meeting of shareholders for voting. Implementation of the profit distribution plan shall be subject to consideration and approval at the general meeting of shareholders. The Board of the Company shall finish distributing the profit within two months after the general meeting of shareholders is held.

When considering the profit distribution plan at the general meeting of shareholders of the Company, the Board shall communicate and exchange opinions with shareholders, especially minority shareholders, in a proactive manner, fully consider the opinions and requests from minority shareholders and respond to the issues which are of concern to them on a timely basis.

2.

The Board of the Company shall carefully study and examine and strictly follow the decision-making procedures in the event that the profit distribution policy needs to be adjusted due to any changes in PRC laws and regulations and regulatory policies, or significant changes of external operating environment or operating condition of the Company. In the event of amendments to the profit distribution policy of the Company, the Board shall consider the revised plan and the independent directors shall express their independent opinions thereon.    Such amendments shall be disclosed to the public upon consideration and approval at the general meeting of shareholders.

APPENDIX V	FUTURE PLAN FOR RETURN TO THE SHAREHOLDERS FOR THE COMING THREE YEARS (2018–2020) OF CHINA EASTERN AIRLINES CORPORATION LIMITED

3.

Unless otherwise resolved by the general meeting of shareholders, the Board of Company may with authorization by the general meeting of shareholders, apart from distribution of annual dividends, distribute interim dividends.

4.	The supervisory committee of the Company shall supervise on the implementation of the profit distribution policy by and the decision-making procedures of the Board of the Company.

V.	EFFECTIVE MECHANISM FOR THE PLAN

Any matters not covered in the Plan shall be implemented in    accordance with relevant laws and regulations, regulatory documents and the Articles of Association. The Board of the Company is responsible for the interpretation of the Plan, which shall be implemented from the date of its approval at the general meeting of shareholders of the Company.

China Eastern Airlines Corporation Limited

10 July 2018

Note:

The English translations of this resolution are unofficial translations for reference only. In the event of any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

APPENDIX VI	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Details of the amendments to the provisions of the Articles of Association are as follows:

Existing Provisions	Revised Provisions

Article 9. These articles of association are binding on the Company and its shareholders, directors, supervisors, general manager, deputy general managers and other senior administrative officers of the Company; all of whom are entitled to claim rights concerning the affairs of the Company in accordance with these articles of association.	Article 9. These articles of association are binding on the Company and its shareholders, directors, supervisors, general manager, deputy general managers and other senior administrative officers of the Company; all of whom are entitled to claim rights concerning the affairs of the Company in accordance with these articles of association.

These articles of association are actionable by a shareholder against the Company and vice versa, by shareholders against each other and by a shareholder against the directors, supervisors, general manager, deputy general managers and other senior administrative officers of the Company in respect of rights and obligations concerning the affairs of the Company arising out of these articles of association.	These articles of association are actionable by a shareholder against the Company and vice versa, by shareholders against each other and by a shareholder against the directors, supervisors, general manager, deputy general managers and other senior administrative officers of the Company in respect of rights and obligations concerning the affairs of the Company arising out of these articles of association.

The actions referred to in the preceding paragraph include court proceedings and arbitration proceedings.

The actions referred to in the preceding paragraph include court proceedings and arbitration proceedings.

The other senior administrative officers as referred herein shall refer to the financial controller, the secretary of the board of directors and the general counsel legal adviser of the Company and the senior administrative officers appointed by the board of directors excluded in preceding paragraphs.

Article 14. The scope of business of the Company shall comply with those items approved by the companies registration authority.	Article 14. The scope of business of the Company shall comply with those items approved by the companies registration authority.

The scope of business of the Company includes: domestic and approved international and regional business for air transportation of passengers, cargo, mail, luggage and extended services; general aviation business; maintenance of aviation equipment and machinery; manufacture and maintenance of aviation equipment; agency business for domestic and overseas airlines and other business related to air transportation; insurance by-business agency services; e-commerce; in-flight supermarket; wholesale and retail of goods; and other lawful businesses that can be carried on by a joint stock limited company formed under the Company Law.	The scope of business of the Company includes: domestic and approved international and regional business for air transportation of passengers, cargo, mail, luggage and extended services; general aviation business; maintenance of aviation equipment and machinery; manufacture and maintenance of aviation equipment; agency business for domestic and overseas airlines and other business related to air transportation; insurance by-business agency services; e-commerce (excluding value-added telecommunication services such as third- party platforms); in-flight supermarket (excluding products sold under quota licenses and special permits); wholesale and retail of goods.

APPENDIX VI	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Existing Provisions	Revised Provisions

Article 97. The board of directors is responsible to the Shareholders’ general meeting and exercises the following powers: …	Article 97. The board of directors is responsible to the Shareholders’ general meeting and exercises the following powers: …

(9) to appoint or dismiss the Company’s general manager, and pursuant to the general manager’s nominations to appoint or dismiss the deputy general manager and the financial controller of the Company and decide on their remuneration;

…

(9) to appoint or dismiss the Company’s general manager, to appoint or dismiss the secretary of the board of directors and pursuant to the general manager’s nominations to appoint or dismiss the deputy general manager, the financial controller, the general counsel legal adviser and other senior administrative officers of the Company and decide on their remuneration;

…

Article 99. The board of directors shall carry out its duties in compliance with the laws, administrative regulations, these articles of association and resolutions of the Shareholders’ general meetings.

Article 99. The board of directors shall carry out its duties in compliance with the laws, administrative regulations, these articles of association and resolutions of the Shareholders’ general meetings.

The board of directors shall establish a risk prevention system of the Company, such as the general counsel legal adviser system, to ensure the Company’s operation is in compliance with the requirements of the laws and regulations of the State.

Article 117. The supervisory committee shall be composed of 5 supervisors. The term of office of supervisors shall be three (3) years renewable upon re-election and reappointment. The supervisory committee shall have one chairman who is subject to election or removal with the consent of two thirds or more of the members of the supervisory committee. The term of office of the chairman shall be three (3) years renewable upon re-election and re-appointment.	Article 117. The supervisory committee shall be composed of three (3) to five (5) supervisors. The term of office of supervisors shall be three (3) years renewable upon re-election and reappointment. The supervisory committee shall have one chairman who is subject to election or removal with the consent of two thirds or more of the members of the supervisory committee. The term of office of the chairman shall be three (3) years renewable upon re-election and re-appointment.

Article 118. The supervisory committee shall comprise of 3 representatives of shareholders who shall be elected or removed by the shareholders in general meeting and 2 representatives of staff and workers of the Company who shall be elected or removed democratically by the staff and workers.	Article 118. The supervisory committee shall comprise representatives of shareholders who shall be elected or removed by the shareholders in general meeting and representatives of staff and workers of the Company who shall be elected or removed democratically by the staff and workers, of which not less than one-third shall be representatives of staff and workers.

Note:

The English translations of this resolution are unofficial translations for reference only. In the event of any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

APPENDIX VII	PROPOSED AMENDMENTS TO THE RULES FOR THE MEETING OF THE BOARD OF DIRECTORS

Details of the amendments to the provisions of the Rules for the Meeting of the Board of Directors are as follows:

Existing Articles	Revised Articles

Article 4. Exercise of authority by the Board of Directors The board of directors shall exercise the authority within the scope of the Company Law, the Articles of Association and the rules: …	Article 4. Exercise of authority by the Board of Directors The board of directors shall exercise the authority within the scope of the Company Law, the Articles of Association and the rules: …

(9) to appoint or dismiss the Company’s general manager, and pursuant to the general manager’s nominations to appoint or dismiss the deputy general manager and the financial controller of the Company and decide on their remuneration;

…

(9) to appoint or dismiss the Company’s general manager, to appoint or dismiss the secretary of the board of directors and pursuant to the general manager’s nominations to appoint or dismiss the deputy general manager, the financial controller, the general counsel legal adviser and other senior administrative officers of the Company and decide on their remuneration;

…

Article 7. Secretariat of the board of directors The secretariat of the board of directors under the board of directors, and is responsible for day-to-day affairs of the board of directors.

Article 7. Office of the board of directors

The office of the board of directors is established under the board of directors, and is responsible for day-to-day affairs of the board of directors.

The 7 “Secretariat of the board of directors” originally contained herein shall all be amended to “Office of the board of directors”.

Note:

The English translations of this resolution are unofficial translations for reference only. In the event of any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

APPENDIX VIII	PROPOSED AMENDMENTS TO THE RULES FOR THE MEETING OF THE SUPERVISORY COMMITTEE

Details of the amendments to the provisions of the Rules for the Meeting of the Supervisory Committee are as follows:

Existing Articles	Revised Articles

Article 3. The Company shall establish a Supervisory Committee. The supervisory committee shall be composed of 5 supervisors. The supervisory committee shall comprise 3 representatives of shareholders and 2 representatives of staff and workers of the Company.	Article 3. The Company shall establish a Supervisory Committee . The supervisory committee shall be composed of 3 to 5 supervisors. The supervisory committee shall comprise representatives of shareholders and representatives of staff and workers of the Company, of which not less than one-third shall be representatives of staff and workers.

Note:

The English translations of this resolution are unofficial translations for reference only. In the event of any inconsistency between the Chinese and English versions, the Chinese version shall prevail.